Filed pursuant to Rule 424(b)(5)
SEC File No. 333-215078

This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell the securities described herein and is not soliciting offers to buy such securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 15, 2016

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 14, 2016

29,000,000 Shares

Common Stock

We are offering 29,000,000 shares of our common stock.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “GPOR.” On December 13, 2016, the last reported sale price of our common stock on The NASDAQ Global Select Market was $27.91 per share.

The underwriters have an option to purchase a maximum of 4,350,000 additional shares of our common stock at the public offering price (less the underwriting discount).

Investing in our common stock involves risks. Please read “Risk Factors” beginning on page S-18 of this prospectus supplement for a description of various risks you should consider in evaluating an investment in the shares.

	Public Offering Price	Underwriting Discounts and Commissions	Proceeds to Us (Before Expenses)
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                 , 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	BofA Merrill Lynch

The date of this prospectus supplement is December     , 2016.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in the accompanying prospectus and “Information Incorporated by Reference” in this prospectus supplement. In the event that the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or to which we have referred you. We and the underwriters have not authorized any other person to provide you with additional or different information. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any

S-i

information that others may give you. We and the underwriters are not making any offer to sell these securities in any jurisdiction where the offer to sell is not permitted. You should not assume that the information we have included in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date hereof or thereof, respectively, or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

When used in this prospectus supplement, the terms “Gulfport,” the “Company,” “we,” “our” and “us” refer to Gulfport Energy Corporation and its subsidiaries, unless otherwise indicated or the context otherwise requires.

NON-GAAP FINANCIAL MEASURES

EBITDA is a non-GAAP financial measure equal to net (loss) income, the most directly comparable GAAP financial measure, plus interest expense, income tax (benefit) expense, accretion expense, depreciation, depletion and amortization and impairment of oil and gas properties. Adjusted EBITDA is a non-GAAP financial measure equal to EBITDA less non-cash derivative (gain) loss, loss from impairment of Grizzly Holdings, Inc., or Grizzly Holdings, equity investment, insurance proceeds and (income) loss from equity method investments. We have presented EBITDA and Adjusted EBITDA because we use these measures as an integral part of our internal reporting to evaluate our performance and the performance of our senior management. These measures are considered important indicators of the operational strength of our business and eliminate the uneven effect of considerable amounts of non-cash depletion, depreciation of tangible assets and amortization of certain intangible assets. A limitation of these measures, however, is that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that these measures provide useful information to our investors regarding our performance and overall results of operations. EBITDA and Adjusted EBITDA are not intended to be performance measures that should be regarded as an alternative to, or more meaningful than, either net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The EBITDA and Adjusted EBITDA presented in this prospectus supplement may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements, including our secured revolving credit facility, the indentures governing our outstanding 6.625% Senior Notes due 2023, or the 6.625% Notes, and 6.000% Senior Notes due 2024, or the 6.000% Notes, and the indenture that will govern the notes offered in the concurrent notes offering. We have included a reconciliation of EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, elsewhere in this prospectus supplement.

“PV-10” is a non-GAAP measure because it excludes income tax effects. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. PV-10 is not a measure of financial or operating performance under GAAP. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP. We have included a reconciliation of PV-10 to the most directly comparable GAAP measure, standardized measure of discounted future net cash flows, elsewhere in this prospectus supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, included in this prospectus

S-ii

supplement, the accompanying prospectus and the documents incorporated by reference that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as estimated future net revenues from oil and gas reserves and the present value thereof (including production activity for 2016), future capital expenditures (including the amount and nature thereof), drilling activity, production, expenses, business strategy and measures to implement strategy, competitive strength, goals, expansion and growth of our business and operations, the Pending Acquisition described in this prospectus supplement under “Prospectus Supplement Summary—Recent Developments—Pending Acquisition” plans, references to future success, references to intentions as to future matters and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by us, uncertainties related to the Pending Acquisition described herein, including whether we will be able to complete the Pending Acquisition, competitive actions by other oil and gas companies, changes in laws or regulations, hurricanes and other natural disasters and other factors, many of which are beyond our control, including those discussed under the heading “Risk Factors” herein and those discussed in the documents we have incorporated by reference including our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 and any other reports filed subsequent to the filings of such reports. Consequently, all of the forward-looking statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if realized, that they will have the expected consequences to or effects on us, our business or operations. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary describes certain recent developments and highlights information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that is important to you. We also advise you to read “Risk Factors” beginning on page S-18 of this prospectus supplement and those incorporated by reference herein from our Annual Report on Form 10-K and subsequent filings we make with the SEC for a description of various risks you should consider in evaluating an investment in the shares of our common stock.

The Company

Overview

We are an independent oil and natural gas exploration and production company focused on the exploration, exploitation, acquisition and production of natural gas, natural gas liquids and crude oil in the United States. Our corporate strategy is to internally identify prospects, acquire lands encompassing those prospects and evaluate those prospects using subsurface geology and geophysical data and exploratory drilling. Using this strategy, we have developed an oil and natural gas portfolio of proved reserves, as well as development and exploratory drilling opportunities on high potential conventional and unconventional oil and natural gas prospects. Our principal properties are located in the Utica Shale primarily in Eastern Ohio and along the Louisiana Gulf Coast in the West Cote Blanche Bay, or WCBB, and Hackberry fields. We also hold a significant acreage position in the Alberta oil sands in Canada through our interest in Grizzly Oil Sands ULC, or Grizzly. We seek to achieve reserve growth and increase our cash flow through our annual drilling programs.

The following is a description of our principal properties.

Utica Shale

As of October 28, 2016, we held leasehold interests in approximately 222,000 gross (211,000 net) acres in the Utica Shale. We spud our first well, the Wagner 1-28H, on our Utica Shale acreage in February 2012 and, as of December 31, 2015, had spud 219 gross wells, 165 of which were completed and were producing. In 2015, we spud 49 gross (38.4 net) wells, of which ten were completed as producing wells, 36 were in various stages of completion and, as of December 31, 2015, three were still being drilled. We commenced sales from 55 gross wells (50.2 net wells) in the Utica Shale during 2015. From January 1, 2016 through October 28, 2016, we spud 35 gross (31.7 net) wells, of which five were producing, 24 were in various stages of completion, four were being drilled and two were non-productive at October 28, 2016. In addition, 20 gross (3.1 net) wells were drilled by other operators on our Utica Shale acreage during the nine months ended September 30, 2016. As of October 28, 2016, we had four rigs under contract on our Utica Shale acreage and have contracted a fifth rig, which began operations in November 2016, and a sixth rig, which will begin operations in December 2016, respectively. We currently intend to spud 42 to 46 gross (36 to 39 net) wells on our Utica Shale acreage in 2016.

We currently expect our 2016 capital expenditures to be $299.0 million to $347.0 million to drill 42 to 46 gross (36 to 39 net) horizontal wells and commence sales from 50 to 56 gross (37 to 41 net) wells on our Utica Shale acreage. We also anticipate an additional 20 to 22 gross (three to four net) horizontal wells will be drilled, and sales commenced from 25 to 27 gross (six to seven net) horizontal wells, on our Utica Shale acreage by other operators for estimated 2016 expenditures to us of $90.0 million to $100.0 million. In addition, we currently expect to spend $40.0 million to $50.0 million in 2016 for acreage expenses, primarily lease extensions, in the Utica Shale.

Aggregate net production from our Utica Shale acreage during the three months ended September 30, 2016 was approximately 65,599 MMcfe, or an average of 713.0 MMcfe per day, 89% of which was from natural gas and 11% of which was from oil and NGLs.

West Cote Blanche Bay

The WCBB field is located approximately five miles off the coast of Louisiana in a shallow bay with water depths averaging eight to ten feet. We own a 100% working interest (80.108% net revenue interest, or NRI), and are the operator, in depths above the base of the 13900 Sand which is located at 11,320 feet. In addition, we own a 40.40% non-operated working interest (29.95% NRI) in depths below the base of the 13900 Sand, which is operated by Chevron Corporation. Our leasehold interests at WCBB contain 5,668 gross acres.

In 2015, at our WCBB field, we recompleted 35 gross and net wells and spud no new wells. From January 1, 2016 through October 28, 2016, we recompleted 48 wells and spud no new wells.

Aggregate net production from the WCBB field during the three months ended September 30, 2016 was approximately 1,451 MMcfe, or an average of 15.8 MMcfe per day, 100% of which was from oil.

East Hackberry Field

The East Hackberry field in Louisiana is located along the western shore and the land surrounding Lake Calcasieu, 15 miles inland from the Gulf of Mexico. We own a 100% working interest (approximately 79.91% average NRI) in certain producing oil and natural gas properties situated in the East Hackberry field. As of December 31, 2015, we held beneficial interests in approximately 4,116 acres, including the Erwin Heirs Block, which is located on land, and the adjacent State Lease 50 Block, which is located primarily in the shallow waters of Lake Calcasieu. We licensed approximately 54 square miles of 3-D seismic data covering a portion of the area and have received a processed version of the seismic data.

During 2015 at East Hackberry, we recompleted 37 gross and net wells and spud no new wells. From January 1, 2016 through October 28, 2016, we recompleted 19 wells and spud no new wells.

Aggregate net production from the East Hackberry field during the three months ended September 30, 2016 was approximately 350 MMcfe, or an average of 3.8 MMcfe per day, 99% of which was from oil and 1% of which was from natural gas.

West Hackberry Field

The West Hackberry field is located on land and is five miles west of Lake Calcasieu in Cameron Parish, Louisiana, approximately 85 miles west of Lafayette and 15 miles inland from the Gulf of Mexico. We own a 100% working interest (approximately 80.00% NRI) in 1,192 acres within the West Hackberry field. Our leases at West Hackberry are located within two miles of one of the United States Department of Energy’s Strategic Petroleum Reserves.

During 2015 at West Hackberry, we had no recompletions and spud no new wells. From January 1, 2016 through October 28, 2016, we did not spud any wells in our West Hackberry field.

Aggregate net production from the West Hackberry field during the three months ended September 30, 2016 was approximately 57 MMcfe, or an average of 614.7 Mcfe per day, 99% of which was from oil and 1% of which was from natural gas.

We currently expect our 2016 capital expenditures to be $26.0 million to $28.0 million for maintenance capital expenditures and recompletions in Southern Louisiana.

Recent Developments

Pending Acquisition

We have entered into a purchase agreement, dated as of December 13, 2016, with Vitruvian II Woodford, LLC, an unrelated third-party seller, referred to herein as the Seller or Vitruvian, to acquire certain assets of the Seller for a total purchase price of approximately $1.85 billion, consisting of $1.35 billion in cash and approximately 18.8 million in shares of our common stock, subject to certain adjustments, which we refer to herein as the Pending Acquisition. The assets subject to the Pending Acquisition include 46,400 net surface acres, with multiple producing zones including the Woodford and Springer formations, in Grady, Stephens and Garvin Counties, Oklahoma. Given the potential for numerous producing intervals across this high-quality position, we have identified approximately 1,750 gross drilling locations, comprised of only Woodford and Springer zones with significant upside potential through infill drilling and additional prospective zones present on the acreage. The properties subject to the Pending Acquisition are located primarily in the over-pressured liquids-rich to dry gas windows of the play and include approximately 183 Mmcfepd of net production for October 2016, based on information provided by the Seller. The Pending Acquisition also includes 48 producing horizontal wells and an additional interest in over 150 non-operated horizontal wells. Four rigs are currently operating on the acreage and we intend to maintain a four-rig cadence in the play during 2017 and add an additional two rigs at the beginning of 2018. Based on the estimates prepared by the Seller as of September 30, 2016 and audited by Netherland, Sewell & Associates, Inc., or NSAI, the estimated proved reserves attributable to the acreage subject to the Pending Acquisition are approximately 1.1 Tcfe. These estimates are internal estimates prepared by the Seller, and we may revise such estimates following the completion of the Pending Acquisition. We do not currently hold any leasehold interests or have any operations in the SCOOP play. The Pending Acquisition is expected to provide basin diversification to our operations. We intend to fund the Pending Acquisition with (i) the net proceeds from this offering and our concurrent notes offering and (ii) the issuance of approximately 18.8 million shares of our common stock to the Seller, as provided under the purchase agreement relating to the Pending Acquisition. In connection with the closing of the Pending Acquisition, we will enter into a registration rights agreement with the Seller, providing for certain demand and piggyback registration rights with respect to the shares. We anticipate completing the Pending Acquisition in February 2017. However, the Pending Acquisition remains subject to completion of due diligence and satisfaction or waiver of other closing conditions. There can be no assurance that the Pending Acquisition will be completed or that we will acquire all or any portion of the acreage subject to the Pending Acquisition.

Notes Offering

Concurrently with this offering, and subject to market conditions and other factors, we are privately placing $600.0 million in aggregate principal amount of our senior notes in an offering we refer to herein as the concurrent notes offering. We estimate that we will receive net proceeds from the concurrent notes offering of approximately $590.8 million. Those notes are being offered only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to certain persons outside the United States under Regulation S under the Securities Act. The net proceeds from our concurrent notes offering, together with the net proceeds from this offering, will be used (i) primarily to fund a portion of the purchase price for the Pending Acquisition described under the caption “—Pending Acquisition,” and (ii) for general corporate purposes, including the funding of a portion of our capital development plans. This prospectus supplement shall not be deemed to be an offer to sell or a solicitation of an offer to buy the securities offered in the concurrent notes offering. The closing of this offering is not contingent upon the closing of the concurrent notes offering. Certain of the underwriters or their affiliates may also be initial purchasers in the concurrent notes offering.

Senior Secured Credit Facility

On December 13, 2016 we entered into a seventh amendment to our senior secured revolving credit facility. The amendment (i) extends the maturity date of our credit facility to December 13, 2021, (ii) increases the applicable rate for all loans by 0.5%, (iii) increases the permitted amount of senior notes to $1.6 billion and provides that any future senior notes issuances will reduce the facility’s borrowing base by 25% of the amount of such issuance (net of any proceeds used to repurchase or redeem senior notes), (iv) increases the minimum recognized value of our proved mineral interests that must be mortgaged under the facility from 80% to 85%, and (v) requires us to grant perfected security interests over certain deposit and securities accounts. In addition, under the amendment the lenders reaffirmed the facility’s borrowing base at $700.0 million. Subsequent to the launch of this offering, we intend to ask our lenders to waive the automatic reduction in our borrowing base of $150.0 million that would otherwise be triggered by this offering. While the administrative agent under our senior secured revolving credit facility has informed us that it supports that waiver and will recommend it to the other lenders, there can be no assurance the requisite approvals will be received.

Our Offices

Our principal executive offices are located at 14313 North May Avenue, Suite 100, Oklahoma City, Oklahoma 73134, and our telephone number is (405) 848-8807. Our website address is www.gulfportenergy.com. Information contained on our website does not constitute a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Common stock offered by us	29,000,000 shares(1)

Underwriters’ option to purchase additional shares from us	4,350,000 shares

Common stock to be outstanding after this offering	154,479,816 shares(1)(2)

Use of proceeds	We estimate that the net proceeds from the sale of 29,000,000 shares of our common stock in this offering will be approximately $786.9 million, after deducting the underwriting discounts and commissions and estimated offering expenses, based on an assumed offering price of $27.91 per share (the last reported sales price for our common stock on The NASDAQ Global Select Market on December 13, 2016), or approximately $905.0 million if the underwriters exercise the option granted by us in full. We intend to use these net proceeds and the proceeds from our concurrent notes offering primarily to fund the cash portion of the purchase price for the Pending Acquisition described under the caption “—Recent Developments—Pending Acquisition” and for general corporate purposes, including the funding of our capital development plans. There can be no assurance that we will complete the Pending Acquisition on the terms described herein or at all. If the Pending Acquisition is not consummated, or to the extent that the purchase price for the Pending Acquisition is reduced due to a purchase price adjustment under the purchase agreement, we intend to use any such net proceeds for general corporate purposes, including the funding of our capital development plans. See “Use of Proceeds.”

NASDAQ Global Select Market symbol	GPOR

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. In addition, our existing credit facility and the senior note indentures limit our ability to pay dividends and make other distributions.

Risk factors	We are subject to a number of risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk Factors.”

Conflicts of Interest	Merrill Lynch, Pierce, Fenner & Smith Incorporated or its affiliate is acting as our financial advisor in connection with the Pending Acquisition.

(1)	Assumes no exercise of the underwriters’ option to purchase 4,350,000 additional shares.

(2)	The number of shares of common stock outstanding after the offering is based on 125,479,816 shares of common stock outstanding as of December 13, 2016, excluding 620,996 shares of restricted common stock awarded under our 2013 Restated Stock Incentive Plan but not yet vested and also excluding shares of common stock that will be issued to the seller in connection with the Pending Acquisition.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

The following table sets forth our summary consolidated financial data as of and for each of the periods indicated. The summary consolidated financial data for each of the fiscal years ended December 31, 2015 and 2014 and the summary consolidated statements of operations and cash flow data for the fiscal year ended December 31, 2013 have been derived from our audited consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2015 incorporated by reference into this prospectus supplement. The summary consolidated balance sheet data as of December 31, 2013 have been derived from our audited consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The summary consolidated financial data and the summary consolidated statements of operations and cash flow data for the nine months ended September 30, 2016 and 2015, and the summary consolidated balance sheet data as of September 30, 2016, have been derived from our unaudited consolidated financial statements appearing in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 incorporated by reference into this prospectus supplement and the accompanying prospectus. The summary consolidated balance sheet data as of September 30, 2015 have been derived from our unaudited consolidated financial statements appearing in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015. Operating results for the periods presented below are not necessarily indicative of results that may be expected for any future periods. You should review this information together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated historical financial statements and their related notes included, as applicable, in this prospectus supplement, our Annual Report on Form 10-K for the year ended December 31, 2015, our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 and our subsequent filings with the SEC, in each case, incorporated by reference into this prospectus supplement.

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2014	2013	2016	2015
	(in thousands, except per share data)
Selected Consolidated Statements of Operations Data:
Revenues	$709,475	$671,266	$262,753	$322,497	$519,156
Costs and expenses:
Lease operating expenses	69,475	52,191	26,703	48,789	51,411
Production taxes	14,740	24,006	26,933	9,492	11,163
Midstream gathering and processing	138,590	64,467	11,030	122,476	100,451
Depreciation, depletion and amortization	337,694	265,431	118,880	183,414	251,393
Impairment of oil and gas properties	1,440,418	—	—	601,806	594,776
General and administrative	41,967	38,290	22,519	32,941	31,315
Accretion expense	820	761	717	777	594
(Gain) loss on sale of assets	—	(11)	508	—	—

	2,043,704	445,135	207,290	999,695	1,041,103

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2014	2013	2016	2015
	(in thousands, except per share data)
(Loss) Income from Operations	$(1,334,229)	$226,131	$55,463	$(677,198)	$(521,947)
Other (Income) Expense:
Interest expense	51,221	23,986	17,490	44,892	34,906
Interest income	(643)	(195)	(297)	(822)	(536)
Litigation settlement	—	25,500	—	—	—
Insurance proceeds	(10,015)	—	—	(3,750)	—
Gain on contribution of investment	—	(84,470)	—	—	—
Loss (income) from equity method investments	106,093	(139,434)	(213,058)	25,576	57,036

	146,656	(174,613)	(195,865)	65,896	91,406

(Loss) Income from Continuing Operations before Income Taxes	(1,480,885)	400,744	251,328	(743,094)	(613,353)
Income Tax (Benefit) Expense	(256,001)	153,341	98,136	(3,755)	(219,338)

(Loss) Income from Continuing Operations	(1,224,884)	247,403	153,192	(739,339)	(394,015)

Net (Loss) Income Available to Common Stockholders	$(1,224,884)	$247,403	$153,192	$(739,339)	$(394,015)
Net (Loss) Income Per Common Share—Basic	$(12.27)	$2.90	$1.98	$(6.12)	$(4.06)
Net (Loss) Income Per Common Share—Diluted	$(12.27)	$2.88	$1.97	$(6.12)	$(4.06)

	At December 31,			At September 30,
	2015	2014	2013	2016	2015
	(in thousands)			(in thousands)
Selected Consolidated Balance Sheet Data:
Total assets	$3,334,734	$3,619,473	$2,685,039	$3,075,843	$4,215,430
Total debt, including current maturity	946,263	703,564	291,090	961,270	964,743
Total liabilities	1,295,897	1,323,177	634,801	1,350,723	1,344,300
Stockholders’ equity	2,038,837	2,296,296	2,050,238	1,725,120	2,871,130

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2014	2013	2016	2015
	(in thousands)			(in thousands)
Other Financial Data:
Net cash provided by operating activities	$322,179	$409,873	$191,065	$245,275	$235,091
Net cash used in investing activities	(1,574,253)	(1,136,657)	(664,260)	(420,257)	(1,372,377)
Net cash provided by financing activities	1,222,708	410,168	765,063	426,284	1,223,057
EBITDA(1)	349,268	690,922	388,415	87,795	268,316
Adjusted EBITDA(1)	361,675	373,174	193,546	293,634	266,479

(1)	EBITDA is a non-GAAP financial measure equal to net (loss) income, the most directly comparable GAAP financial measure, plus interest expense, income tax (benefit) expense, accretion expense, depreciation, depletion and amortization and impairment of oil and gas properties. Adjusted EBITDA is a non-GAAP financial measure equal to EBITDA less non-cash derivative (gain) loss, loss from impairment of Grizzly Holdings equity investment, insurance proceeds and (income) loss from equity method investments. See “Non-GAAP Financial Measures” on page S-ii of this prospectus supplement for additional information.

The following table presents a reconciliation of the non-GAAP financial measure of EBITDA to the GAAP financial measure of net income.

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2014	2013	2016	2015
	(in thousands)			(in thousands)
Net (loss) income	$(1,224,884)	$247,403	$153,192	$(739,339)	$(394,015)
Interest expense	51,221	23,986	17,490	44,892	34,906
Income tax (benefit) expense	(256,001)	153,341	98,136	(3,755)	(219,338)
Accretion expense	820	761	717	777	594
Depreciation, depletion and amortization	337,694	265,431	118,880	183,414	251,393
Impairment of oil and gas properties	1,440,418	—	—	601,806	594,776

EBITDA	$349,268	$690,922	$388,415	$87,795	$268,316

The following table presents a reconciliation of the non-GAAP financial measure of Adjusted EBITDA.

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2014	2013	2016	2015
	(in thousands)			(in thousands)
EBITDA	$349,268	$690,922	$388,415	$87,795	$268,316
Adjustments:
Non-cash derivative (gain) loss	(83,671)	(121,147)	18,189	184,013	(58,873)
Insurance proceeds	(10,015)	—	—	(3,750)	—
Impairment of Grizzly Holdings equity investment	101,598	—	—	23,069	58,011
Loss (gain) from equity method investments	4,495	(223,904)	(213,058)	2,507	(975)
Litigation settlement	—	25,500	—	—	—
One time retirement expense, net of capitalization	—	1,803	—	—	—

Adjusted EBITDA	$361,675	$373,174	$193,546	$293,634	$266,479

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information is presented to illustrate the effect of our (1) purchase of oil and gas assets from Vitruvian for cash and shares of our common stock to be issued to Vitruvian in the Pending Acquisition, (2) offering of 29,000,000 shares of our common stock in this offering and (3) offering of $600.0 million aggregate principal amount of senior notes (the “notes”) in the concurrent notes offering on our historical financial position and operating results. The unaudited pro forma balance sheet as of September 30, 2016 is based on our historical financial statements as of September 30, 2016 after giving effect to the transactions as if they had occurred on September 30, 2016. The unaudited pro forma statements of operations for the nine months ended September 30, 2016 and the fiscal year ended December 31, 2015 are based on the historical financial statements of the Company for such periods after giving effect to the transactions as if they had occurred on January 1, 2015. The unaudited pro forma financial information should be read in conjunction with our historical consolidated financial statements and notes thereto included in our reports filed with the SEC under the Exchange Act.

The preparation of the unaudited pro forma consolidated financial information is based on financial statements prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what our actual results of operations or our financial position would have been had the transactions occurred on the respective dates assumed, nor is it indicative of our future operating results or financial position. The pro forma adjustments reflected in the accompanying unaudited pro forma consolidated financial information reflect estimates and assumptions that our management believes to be reasonable. The preliminary purchase price allocation of approximately $1.9 billion is allocated to oil and gas properties, of which $1.4 billion is non-amortizing, and includes an asset retirement obligation of $11.8 million.

GULFPORT ENERGY CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

At September 30, 2016

	As Reported	Vitruvian Historical	Equity Offering Adjustments		Senior Note Offering Adjustments		Vitruvian Acquisition Adjustments		Pro Forma as Adjusted
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$364,276	$1,985	$777,030	(1)	$590,750	(4)	$(1,351,985	)(6)	$382,056
Accounts receivable—oil and gas	127,788	28,122	—		—		(28,122	)(7)	127,788
Accounts receivable—related parties	96	2,219	—		—		(2,219	)(7)	96
Prepaid expenses and other current assets	10,740	10,397	—		—		(10,397	)(7)	10,740
Short-term derivative instruments	39,363	16,105	—		—		(16,105	)(7)	39,363
Deferred tax asset	38	—	—		—		—		38

Total current assets	542,301	58,828	777,030		590,750		(1,408,828)		560,081

Property and equipment:
Oil and natural gas properties, full-cost accounting, $1,723,821, $342,487 and $3,111,321 excluded from amortization as reported, Vitruvian Historical and pro forma as adjusted, respectively	5,816,458	1,198,295	—		—		663,538	(8),(9)	7,678,291
Other property and equipment	54,460	13,849	—		—		(13,849	)(7)	54,460
Accumulated depletion, depreciation, amortization and impairment	(3,613,662)	(478,992)	—		—		478,992	(8)	(3,613,662)

Property and equipment, net	2,257,256	733,152	—		—		1,128,681		4,119,089

Other assets
Equity investments	251,309	—	—		—		—		251,309
Deferred financing costs	—	3,191	—		—		(3,191	)(7)	—
Long-term derivative instruments	15,262	1,046	—		—		(1,046	)(7)	15,262
Deferred tax asset	4,203	—	—		—		—		4,203
Other assets	5,512	28	—		—		(28	)(7)	5,512

Total other assets	276,286	4,265	—		—		(4,265)		276,286

Total assets	$3,075,843	$796,245	$777,030		$590,750		$(284,412)		$4,955,456

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$304,341	$44,448	$—		$—		$(44,448	)(10)	$304,341
Asset retirement obligation—current	75	—	—		—		—		75
Short-term derivative instruments	37,220	68	—		—		(68	)(10)	37,220
Current maturities of long-term debt	220	—	—		—		—		220

Total current liabilities	341,856	44,516	—		—		(44,516)		341,856

Long-term derivative instrument	14,907	1,058	—		—		(1,058	)(10)	14,907
Asset retirement obligation—long-term	32,910	6,535	—		—		5,298	(9)	44,743
Long-term debt, net of current maturities	961,050	321,500	—		590,750	(5)	(321,500	)(10)	1,551,800	(14)

Total liabilities	1,350,723	373,609	—		590,750		(361,776)		1,953,306

Commitments and contingencies
Preferred stock, $.01 par value; 5,000,000 authorized, 30,000 authorized as redeemable 12% cumulative preferred stock, Series A; 0 issued and outstanding	—	—	—		—		—		—
Stockholders’ equity:
Common stock—$.01 par value, 200,000,000 authorized, 125,453,533 and 173,282,109 issued and outstanding as reported and pro forma as adjusted, respectively	1,253	—	290	(2)	—		188	(11)	1,731
Paid-in capital	3,245,393	—	776,740	(3)	—		499,812	(12)	4,521,945
Accumulated other comprehensive loss	(50,816)	—	—		—		—		(50,816)
Retained (deficit) earnings	(1,470,710)	422,636	—		—		(422,636	)(13)	(1,470,710)

Total stockholders’ equity	1,725,120	422,636	777,030		—		77,364		3,002,150

Total liabilities and stockholders’ equity	$3,075,843	$796,245	$777,030		$590,750		$(284,412)		$4,955,456

Notes:

(1)	To adjust cash for the estimated receipt of proceeds from the issuance of our common shares, net of estimated offering expenses.
(2)	To adjust common stock for the issuance of our common shares in this offering.
(3)	To adjust paid-in capital for the issuance of our common shares in this offering.
(4)	To adjust cash for the estimated receipt of proceeds from the issuance of notes, net of estimated issuance costs.
(5)	To adjust long-term debt, net of current maturities, for the issuance of notes, net of deferred issuance costs.
(6)	To adjust cash for the consideration paid to Vitruvian for the acquisition of oil and gas assets and to adjust for assets not acquired in the acquisition.
(7)	To adjust for assets not acquired.
(8)	To adjust for the purchase of oil and gas properties acquired based on preliminary estimates of allocated fair value of purchase price.
(9)	To adjust for the non-current portion of asset retirement obligation related to assets acquired from Vitruvian.
(10)	To adjust for liabilities not assumed.
(11)	To adjust for the common shares issued to Vitruvian for consideration paid for the purchase of oil and gas assets.
(12)	To adjust paid-in capital for the common shares issued to Vitruvian for consideration paid for the purchase of oil and gas assets.
(13)	To adjust for the impact of the acquisition to our retained deficit based on our preliminary purchase price allocation.
(14)	Excludes the impact of the issuance of $650.0 million of our 6.000% Senior Notes due 2024 and related repurchase or redemption of $600.0 million of our 7.750% Senior Notes due 2020 in October 2016 with the net proceeds thereof and cash on hand.

GULFPORT ENERGY CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

	Gulfport Historical	Vitruvian Historical	Equity Offering Adjustments	Senior Note Offering Adjustments	Vitruvian Acquisition Adjustments		Pro Forma
	(in thousands, except per share data)
Revenues:
Gas, oil and natural gas liquids sales, net of derivative instruments	$708,990	$111,339	$—	$—	$87,040	(2)	$907,369
Other income	485	—	—	—	—		485

	709,475	111,339	—	—	87,040		907,854

Costs and expenses:
Lease operating expenses	69,475	7,182	—	—	—		76,657
Production taxes	14,740	1,810	—	—	—		16,550
Midstream gathering and processing	138,590	24,306	—	—	—		162,896
Depreciation, depletion, and amortization	337,694	49,497	—	—	52,650	(3)	439,841
Impairment of oil and gas properties	1,440,418	140,165	—	—	—		1,580,583
General and administrative	41,967	6,824	—	—	(6,824	)(4)	41,967
Accretion expense	820	—	—	—	293	(5)	1,113

	2,043,704	229,784	—	—	46,119		2,319,607

(LOSS) INCOME FROM OPERATIONS:	(1,334,229)	(118,445)	—	—	40,921		(1,411,753)

OTHER (INCOME) EXPENSE:
Interest expense	51,221	—	—	35,656 (1)	—		86,877
Interest income	(643)	—	—	—	—		(643)
Insurance proceeds	(10,015)	—	—	—	—		(10,015)
Gain on derivative instruments, net	—	(87,040)	—	—	87,040	(2)	—
Loss from equity method investments	106,093	—	—	—	—		106,093

	146,656	(87,040)	—	35,656	87,040		182,312

LOSS BEFORE INCOME TAXES	(1,480,885)	(31,405)	—	(35,656)	(46,119)		(1,594,065)
INCOME TAX (BENEFIT) EXPENSE	(256,001)	7	—	—	77	(6)	(255,917)

NET LOSS	$(1,224,884)	$(31,412)	$—	$(35,656)	$(46,196)		$(1,338,148)

NET LOSS PER COMMON SHARE:
Basic	$(12.27)						$(9.06)

Diluted	$(12.27)						$(9.06)

Weighted average common shares outstanding—Basic	99,792,401		29,000,000		18,828,576		147,620,977
Weighted average common shares outstanding—Diluted	99,792,401		29,000,000		18,828,576		147,620,977

Notes:

(1)	To adjust interest expense for issuance of notes and amortization of estimated deferred issuance costs.
(2)	To reclassify derivative activity as an offset to gas, oil and natural gas liquids sales consistent with the Company’s historical financial statements.
(3)	To adjust historical depletion expense associated with the oil and gas properties acquired.
(4)	Excludes general and administrative expenses as only oil and gas assets were acquired.
(5)	To adjust historical accretion expense associated with the oil and gas properties acquired.
(6)	To adjust historical income tax expense for the oil and gas properties acquired.

GULFPORT ENERGY CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2016

	Gulfport Historical	Vitruvian Historical	Equity Offering Adjustments	Senior Note Offering Adjustments	Vitruvian Acquisition Adjustments		Pro Forma
	(in thousands, except per share data)
Revenues:
Gas, oil and natural gas liquids sales, net of derivative instruments	$322,494	$116,897	$—	$—	$(13,433	)(2)	$425,958
Other income	3	—	—	—	—		3

	322,497	116,897	—	—	(13,433)		425,961

Costs and expenses:
Lease operating expenses	48,789	4,676	—	—	—		53,465
Production taxes	9,492	1,951	—	—	—		11,443
Midstream gathering and processing	122,476	29,481	—	—	—		151,957
Depreciation, depletion, and amortization	183,414	47,605	—	—	69,186	(3)	300,205
Impairment of oil and gas properties	601,806	188,318	—	—	—		790,124
General and administrative	32,941	9,592	—	—	(9,592	)(4)	32,941
Accretion expense	777	—	—	—	237	(5)	1,014

	999,695	281,623	—	—	59,831		1,341,149

LOSS FROM OPERATIONS:	(677,198)	(164,726)	—	—	(73,264)		(915,188)

OTHER (INCOME) EXPENSE:
Interest expense	44,892	—	—	26,742 (1)	—		71,634
Interest income	(822)	—	—	—	—		(822)
Insurance proceeds	(3,750)	—	—	—	—		(3,750)
Loss on derivative instruments, net	—	13,433	—	—	(13,433	)(2)	—
Loss on sale of assets	—	87	—	—	(87	)(6)	—
Loss from equity method investments	25,576	—	—	—	—		25,576

	65,896	13,520	—	26,742	(13,520)		92,638

LOSS BEFORE INCOME TAXES	(743,094)	(178,246)	—	(26,742)	(59,744)		(1,007,826)
INCOME TAX (BENEFIT) EXPENSE	(3,755)	30	—	—	504	(7)	(3,221)

NET LOSS	$(739,339)	(178,276)	$—	$(26,742)	$(60,248)		$(1,004,605)

NET LOSS PER COMMON SHARE:
Basic	$(6.12)						$(5.96)

Diluted	$(6.12)						$(5.96)

Weighted average common shares outstanding—Basic	120,771,046		29,000,000		18,828,576		168,599,622
Weighted average common shares outstanding—Diluted	120,771,046		29,000,000		18,828,576		168,599,622

Notes:

(1)	To adjust interest expense for issuance of notes and amortization of estimated deferred issuance costs.
(2)	To reclassify derivative activity as an offset to gas, oil and natural gas liquids sales, consistent with the Company’s historical financial statements.
(3)	To adjust historical depletion expense associated with the oil and gas properties acquired.
(4)	Excludes general and administrative expenses as only oil and gas assets were acquired.
(5)	To adjust historical accretion expense associated with the oil and gas properties acquired.
(6)	Excludes loss on sale of assets not included in acquisition.
(7)	To adjust historical income tax expense for the oil and gas properties acquired.

SUMMARY RESERVE DATA OF THE COMPANY

The following tables set forth estimates of proved reserves for the periods presented. The estimates of net proved oil and natural gas reserves were prepared by (i) NSAI, with respect to our Utica Shale acreage at December 31, 2015 and our WCBB, Hackberry and Niobrara fields at each of December 31, 2015, 2014 and 2013, (ii) Ryder Scott Company L.P., or Ryder Scott, with respect to our Utica Shale acreage at December 31, 2014 and 2013 and (iii) our personnel with respect to our overriding royalty and non-operated interests (less than 1% of our proved reserves) at December 31, 2015, 2014 and 2013. For additional information, you should refer to “Business—Proved Oil and Natural Gas Reserves,” “Business—Production, Prices, and Production Costs,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and notes thereto included, as applicable, in this prospectus supplement and our most recent Annual Report on Form 10-K incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,
	2015			2014			2013
	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)
Proved developed	6,120	652,961	12,910	5,719	345,166	12,379	5,609	94,552	3,527
Proved undeveloped	338	907,184	4,826	3,778	373,840	13,889	2,737	51,894	2,148

Total(1)	6,458	1,560,145	17,736	9,497	719,006	26,268	8,346	146,446	5,675

	Year Ended December 31,
	2015	2014	2013
Total net proved oil and natural gas reserves (MMcfe)(1)	1,705,312	933,598	230,574
PV-10 value (in millions)(2)	$765.8	$1,840.8	$696.9
Standardized measure (in millions)(3)	$764.3	$1,427.2	$578.5

(1)	Estimates of reserves as of year-end 2015, 2014 and 2013 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month period ended December 31, 2015, 2014 and 2013, respectively, in accordance with revised guidelines of the SEC applicable to reserves estimates as of year-end 2015, 2014 and 2013. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

(2)	Represents present value, discounted at 10% per annum, of estimated future net revenue before income tax of our estimated proven reserves. The estimated future net revenues set forth above were determined by using reserve quantities of proved reserves and the periods in which they are expected to be developed and produced based on certain prevailing economic conditions. The estimated future production in our reserve reports for the years ended December 31, 2015, 2014 and 2013 is priced based on the 12-month unweighted arithmetic average of the first-day-of-the month price for the period January through December of the applicable year, using $50.28 per barrel and $2.59 per MMBtu for 2015, $94.99 per barrel and $4.35 per MMBtu for 2014 and $96.78 per barrel and $3.67 per MMBtu for 2013, and in each case adjusted by lease for transportation fees and regional price differentials.

PV-10 is a non-GAAP measure because it excludes income tax effects. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. PV-10 is not a measure of financial or operating performance under GAAP. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP. We have included a reconciliation of PV-10 to the most directly comparable GAAP measure—standardized measure of discounted future net cash flows. The following table reconciles the standardized measure of future net cash flows to the PV-10 value:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Standardized measure of discounted future net cash flows	$764,331	$1,427,167	$578,466
Add: Present value of future income tax discounted at 10%	1,432	413,671	118,445

PV-10 value	$765,763	$1,840,838	$696,911

(3)	The standardized measure represents the present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, abandonment, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. The standardized measure differs from PV-10 because the standardized measure includes the effect of future income taxes.

SUMMARY RESERVE DATA FOR THE ACQUIRED ASSETS

The following table sets forth estimates of proved reserves for the periods presented. The estimates of net proved oil and natural gas reserves with respect to Vitruvian’s acreage subject to the Pending Acquisition at December 31, 2015, 2014 and 2013 were prepared by NSAI and, at September 30, 2016, by Vitruvian and audited by NSAI.

	At December 31,									At September 30,
	2015			2014			2013			2016
	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)
Proved developed	4,241	157,685	9,420	1,880	63,373	4,539	901	36,288	1,935	6,015	222,047	11,419
Proved undeveloped	10,703	456,628	28,020	1,892	90,391	5,546	364	23,361	919	14,914	564,416	27,295

Total(1)	14,944	614,313	37,440	3,772	153,764	10,085	1,265	59,649	2,854	20,929	786,463	38,714

(1)	Estimates of proved reserves at year-end 2015, 2014 and 2013 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month period ended December 31, 2015, 2014 and 2013, respectively, in accordance with revised guidelines of the SEC applicable to reserves estimates at year-end 2015, 2014 and 2013. Prices used by Vitruvian for estimates of proved reserves at September 30, 2016 were based on the 12-month unweighted arithmetic average of the first-day-of-the month price for each month in the period October 2015 through September 2016. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent Vitruvian’s net revenue interest in its properties. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

SUMMARY PRO FORMA RESERVE INFORMATION

The following tables set forth estimates of proved reserves for the periods presented. The estimates of net proved oil and natural gas reserves were prepared by (i) NSAI with respect to our Utica Shale acreage at December 31, 2015 and our WCBB, Hackberry and Niobrara fields at each of December 31, 2015, 2014 and 2013, (ii) Ryder Scott with respect to our Utica Shale acreage at December 31, 2014 and 2013 and (iii) our personnel with respect to our overriding royalty and non-operated interests (less than 1% of our proved reserves) at December 31, 2015, 2014 and 2013. The estimates of net proved oil and natural gas reserves were prepared by NSAI with respect to Vitruvian’s acreage subject to the Pending Acquisition at December 31, 2015, 2014 and 2013. For additional information, you should refer to “Business—Proved Oil and Natural Gas Reserves,” “Business—Production, Prices, and Production Costs,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and notes thereto included, as applicable, in this prospectus supplement and our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference into this prospectus supplement.

	At December 31, 2015
	Gulfport Historical			Vitruvian Acquisition Adjustment			Proforma
	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)
Proved developed	6,120	652,961	12,910	4,241	157,685	9,420	10,361	810,646	22,330
Proved undeveloped	338	907,184	4,826	10,703	456,628	28,020	11,041	1,363,812	32,846

Total(1)	6,458	1,560,145	17,736	14,944	614,313	37,440	21,402	2,174,458	55,176

	At December 31, 2014
	Gulfport Historical			Vitruvian Acquisition Adjustment			Proforma
	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)
Proved developed	5,719	345,166	12,379	1,880	63,373	4,539	7,599	408,539	16,918
Proved undeveloped	3,778	373,840	13,889	1,892	90,391	5,546	5,670	464,231	19,435

Total(1)	9,497	719,006	26,268	3,772	153,764	10,085	13,269	872,770	36,353

	At December 31, 2013
	Gulfport Historical			Vitruvian Acquisition Adjustment			Proforma
	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)	Oil (MBbls)	Natural Gas (MMcf)	Natural Gas Liquids (MBbls)
Proved developed	5,609	94,552	3,527	901	36,288	1,935	6,510	130,840	5,462
Proved undeveloped	2,737	51,894	2,148	364	23,361	919	3,101	75,225	3,067

Total(1)	8,346	146,446	5,675	1,265	59,649	2,854	9,611	206,095	8,529

(1)	Estimates of reserves as of year-end 2015, 2014 and 2013 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month period ended December 31, 2015, 2014 and 2013, respectively, in accordance with revised guidelines of the SEC applicable to reserves estimates as of year-end 2015, 2014 and 2013. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent Gulfport’s and Vitruvian’s net revenue interest in its properties. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the following risks, as well as the risks described in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings we make with the SEC incorporated by reference into this prospectus supplement and the accompanying prospectus, and all of the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, before deciding to invest in our common stock. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks or by additional risks not currently known to us or that we currently deem not material. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Information contained in this section may be considered “forward-looking statements”. See “Cautionary Note Regarding Forward-Looking Statements” for a discussion of certain qualifications regarding such statements.

Risks Related to the Pending Acquisition

We may not consummate the Pending Acquisition, and neither this offering nor our concurrent notes offering is conditioned on the consummation of the Pending Acquisition.

We have entered into a purchase agreement, dated as of December 13, 2016. to acquire certain assets of a third-party seller, as described in more detail above under “Prospectus Supplement Summary—Recent Developments—Pending Acquisition.” We intend to use the net proceeds of this offering, together with the net proceeds from our concurrent notes offering, to fund the cash portion of the purchase price of the Pending Acquisition. However, neither this offering nor our concurrent notes offering is conditioned on the consummation of the Pending Acquisition, which is subject to various customary and other closing conditions. There can be no assurances that these conditions will be satisfied, the financing for the purchase price of the Pending Acquisition will be successfully obtained, or that the Pending Acquisition will be consummated.

Since this offering is not conditioned on the consummation of the Pending Acquisition or the concurrent notes offering, upon the closing of this offering you will become a holder of our common stock regardless of whether the Pending Acquisition or the concurrent notes offering is consummated, delayed or terminated. If the Pending Acquisition is delayed or terminated or consummated on terms different than those described herein, business and results of operations may be adversely impacted and the price of our common stock may decline. In addition, if the Pending Acquisition is not consummated, our management will have broad discretion in the application of the net proceeds of this offering and the concurrent notes offering and could apply the proceeds in ways that you or other stockholders may not approve, which could adversely affect the market price of our common stock. Accordingly, if you decide to invest in our common stock, you should be willing to do so whether or not we complete the Pending Acquisition or the concurrent notes offering.

If the Pending Acquisition is consummated, we may be unable to successfully integrate or otherwise develop the assets subject to the Pending Acquisition or to generate anticipated revenue and production volumes, recover the estimated proven reserves or realize other anticipated cost savings, revenues or other benefits from the Pending Acquisition.

As discussed in more detail under the risk factor “Risks Related to Our Business and Industry—Our failure to successfully complete and integrate the Pending Acquisition or identify, complete and integrate future acquisitions of properties or businesses could reduce our earnings and slow our growth,” the success of the Pending Acquisition requires an assessment of several factors, the accuracy of which is inherently uncertain. In connection with these assessments, we performed a review of the subject properties that we believe to be generally consistent with industry practices, however our review may not have revealed all existing or potential problems. Even when problems are identified, a seller may be unwilling or unable to provide effective contractual protection against all or a portion of the underlying deficiencies. In some of our transactions, we are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis, and in others, we are entitled to indemnification for only certain environmental liabilities.

The Pending Acquisition may involve other risks that may cause our business to suffer, including:

•	diversion of our management’s attention to evaluating and developing the assets subject to the Pending Acquisition;

•	the challenges, including delays or any other unanticipated changed circumstances, and costs involved in integrating and/or developing the assets subject to the Pending Acquisition; and

•	failure of the assets subject to the Pending Acquisition to generate anticipated revenues and production volumes or otherwise perform in accordance with our expectations, or our ability to recover the estimated proved reserves associated with such properties or realize other expected benefits of the Pending Acquisition within the expected time frame or at all.

If we consummate the Pending Acquisition and if these risks or other unexpected costs and liabilities were to materialize, any desired benefits of the Pending Acquisition may not be fully realized, if at all, and our future financial performance and results of operations could be negatively impacted.

We will incur significant transaction and acquisition-related costs in connection with the Pending Acquisition.

We expect to incur significant costs associated with the Pending Acquisition and integration and/or development of the assets subject to the Pending Acquisition as part of our operations. The substantial majority of the expenses resulting from the Pending Acquisition will be composed of transaction costs related to the Pending Acquisition and the costs involved in completing the financing for the Pending Acquisition, such as this offering and the concurrent notes offering. We may also incur transaction fees and costs related to formulating integration and/or development plans for the assets subject to the Pending Acquisition.

The historical financial information relating to the assets to be acquired in the Pending Acquisition may not be representative of the results or financial condition of such assets if they had been operated independently of the Seller and, as a result, may not be a reliable indicator of their future results.

The assets to be acquired in the Pending Acquisition are currently operated by the Seller. Consequently, the financial information relating to such assets included in this document has been derived from the financial statements and accounting records of the Seller and reflect the costs as well as assumptions and allocations made by the Seller’s management. The financial position, results of operations and cash flows relating to such assets presented may be different from those that would have resulted had such assets been operated independently of the Seller during the applicable periods or at the applicable dates. As a result, the historical financial information relating to such assets may not be a reliable indicator of future results.

The unaudited pro forma combined financial information of us and assets to be acquired in the Pending Acquisition is not intended to reflect what actual results of operations and financial condition would have been had we owned and operated such assets for the periods presented, and therefore these results may not be indicative of our future operating performance.

Because we will acquire assets in the Pending Acquisition only upon completion of the Pending Acquisitions, we have no available historical financial information that consolidates the financial results for us and such assets. The historical financial statements contained or incorporated by reference in this document consist of the separate financial statements for our Company and for the Seller.

The unaudited pro forma combined financial information presented in this document is for illustrative purposes only and is not intended to, and does not purport to, represent what our actual results or financial condition would have been if the Pending Acquisition had occurred on the relevant date. In addition, such unaudited pro forma combined financial information is based in part on certain assumptions regarding the Pending Acquisition that we believe are reasonable. These assumptions, however, are only preliminary. The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting, with us considered the acquirer of the assets. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair values of the tangible and intangible assets and liabilities of the acquired assets. In arriving at the estimated fair values, we have considered the preliminary appraisals of independent consultants which were based on a preliminary and limited review of the assets and liabilities related to assets to be transferred to, or assumed by, us in the Pending Acquisition. Following the consummation of the Pending Acquisition, we expect to complete the purchase price allocation after considering the fair value of the acquired assets at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The unaudited pro forma combined financial information does not reflect the costs of any integration activities or transaction-related costs or incremental capital spending that our management believes are necessary to realize the anticipated synergies from the Pending Acquisition. Accordingly, the pro forma financial information included in this document does not reflect what our results of operations or operating condition would have been had we owned and operated the acquired assets during all periods presented, or what our results of operations and financial condition will be in the future.

Risks Related to our Business and Industry

Market conditions for oil and natural gas, and particularly the recent decline in prices for oil and natural gas, have, and may continue to, adversely affect our revenue, cash flows, profitability, growth, production and the present value of our estimated reserves.

Our revenues, cash flows, profitability, future rate of growth, production and the carrying value of our oil and natural gas properties depend significantly upon the prevailing prices for natural gas and, to a lesser extent, oil. Historically, oil and natural gas prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control, including:

•	worldwide and domestic supplies of oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the expected rates of declining current production;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	technical advances affecting energy consumption;

•	risks associated with operating drilling rigs;

•	the availability of pipeline capacity and other transportation facilities;

•	the price and quantity of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	speculative trading in crude oil and natural gas derivative contracts;

•	political or economic instability or armed conflict in oil and natural gas producing regions, including the Middle East, Africa, South America and Russia;

•	the overall domestic and global economic environment; and

•	weather conditions, including hurricanes, and other natural disasters that can affect oil and natural gas operations over a wide area.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. During the past six years, the posted price for West Texas intermediate light sweet crude oil, or WTI, has ranged from a low of $26.05 per barrel, or Bbl, in February 2016 to a high of $113.39 per Bbl in April 2011. The Henry Hub spot market price of natural gas has ranged from a low of $1.61 per MMBtu in March 2016 to a high of $7.51 per MMBtu in January 2010. During 2015, WTI prices ranged from $36.48 to $65.69 per Bbl and the Henry Hub spot market price of natural gas ranged from $1.80 to $3.65 per MMBtu. On October 28, 2016, the WTI posted price for crude oil was $48.70 per Bbl and the Henry Hub spot market price of natural gas was $3.11 per MMBtu, representing decreases of 25.9% and 14.8%, respectively, from the high of $65.69 per Bbl of oil and $3.65 per MMBtu for natural gas during 2015. If the prices of oil and natural gas continue at current levels or decline further, our operations, financial condition and level of expenditures for the development of our oil and natural gas reserves may be materially and adversely affected. In addition, lower oil and natural gas prices may reduce the amount of oil and natural gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs or if our production estimates change or our exploration or development activities are curtailed, full cost accounting rules may require us to further write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties. Reductions in our reserves could also negatively impact the borrowing base under our secured revolving credit facility, which could further limit our liquidity and ability to conduct additional exploration and development activities.

Strategic determinations, including the allocation of capital and other resources to strategic opportunities, are challenging, and our failure to appropriately allocate capital and resources among our strategic opportunities may adversely affect our financial condition and reduce our future growth rate.

Our future growth prospects are dependent upon our ability to identify optimal strategies for our business. In developing our 2016 business plan, we considered allocating capital and other resources to various aspects of our businesses, including well development, reserve acquisitions, midstream infrastructure and other activities. We also considered our likely sources of capital. Notwithstanding the determinations made in the development of our 2016 plan, business opportunities not previously identified periodically come to our attention, including possible acquisitions and dispositions. If we fail to identify optimal business strategies, including the appropriate rate of reserve development, or fail to optimize our capital investment and capital raising opportunities and the use of our other resources in furtherance of our business strategies, our financial condition and growth rate may be adversely affected. Moreover, economic or other circumstances may change from those contemplated by our 2016 plan, and our failure to recognize or respond to those changes may limit our ability to achieve our objectives.

We periodically engage in acquisitions, dispositions and other strategic transactions, including equity investments and joint ventures such as our recent joint venture with Rice Energy Inc., or Rice. These transactions involve various inherent risks, such as changes in prevailing market conditions, our ability to obtain the necessary regulatory approvals, the timing of and conditions that may be imposed on us by regulators and our ability to achieve benefits anticipated to result from the transactions. Further, our equity investments and joint venture arrangements may restrict our operational and corporate flexibility and subject us to risks and uncertainties, such as committing us to fund operating and/or capital expenditures, the timing and amount of which we may not be able to control. Further, the counterparties to these transactions may not satisfy their obligations to the joint venture. Our inability to complete a transaction or to achieve our strategic or financial goals in any transaction could have significant adverse effects on our earnings, cash flows and financial position.

Concerns over general economic, business or industry conditions may have a material adverse effect on our results of operations, liquidity and financial condition.

Concerns over global economic conditions, energy costs, geopolitical issues, inflation, the availability and cost of credit and the European, Asian and the United States financial markets have contributed to increased economic uncertainty and diminished expectations for the global economy. In addition, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks in the United States or other countries could adversely affect the global economy. These factors, combined with volatility in commodity prices, business and consumer confidence and unemployment rates, have precipitated an economic slowdown. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could diminish further, which could impact the price at which we can sell our production, affect the ability of our vendors, suppliers and customers to continue operations and ultimately adversely impact our results of operations, liquidity and financial condition.

Our development, acquisition and exploration operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms or at all, which could lead to a loss of properties and a decline in our oil and natural gas reserves.

Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves will generally decline as reserves are depleted, except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. To increase reserves and production, we undertake development, exploration and other replacement activities or use third parties to accomplish these activities. We have made and expect to make in the future substantial capital expenditures in our business and operations for the development, production, exploration and acquisition of oil and natural gas reserves. For example, we currently estimate our 2016 capital expenditures for drilling and completion to be in the range of $415.0 million to $475.0 million and an additional $40.0 million to $50.0 million for acreage expenses, primarily lease extensions, in the Utica Shale and $20.0 million to $25.0 million for cash capital contributions to Strike Force Midstream LLC (“Strike Force”), our midstream joint venture with Rice in Eastern Ohio.

Historically, we have financed capital expenditures primarily with cash flow from operations, the issuance of equity and debt securities and borrowings under our bank and other credit facilities. Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the volume of oil and natural gas we are able to produce from existing wells;

•	the prices at which oil and natural gas are sold;

•	our ability to acquire, locate and produce economically new reserves; and

•	our ability to borrow under our credit facility.

We cannot assure you that our operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. Further, our actual capital expenditures in 2016 could exceed our capital expenditure budget. In the event our capital expenditure requirements at any time are greater than the amount of capital we have available, we could be required to seek additional sources of capital, which may include traditional reserve base borrowings, debt financing, joint venture partnerships, production payment financings, sales of assets, offerings of debt or equity securities or other means. We cannot assure you that we will be able to obtain debt or equity financing on terms favorable to us, or at all.

If we are unable to fund our capital requirements, we may be required to curtail our operations relating to the exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our oil and natural gas reserves, or we may be otherwise unable to implement our development plan, complete acquisitions, including the Pending Acquisition, or take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations. In addition, a delay in or the failure to complete proposed or future infrastructure projects could delay or eliminate potential efficiencies.

Our failure to successfully complete and integrate the Pending Acquisition or identify, complete and integrate future acquisitions of properties or businesses could reduce our earnings and slow our growth.

There is intense competition for acquisition opportunities in our industry. The successful acquisition of producing properties, including those subject to the Pending Acquisition, requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil and natural gas prices and their applicable differentials;

•	development and operating costs, including access to water;

•	potential environmental and other liabilities;

•	availability and cost of transportation of production to markets;

•	availability and cost of drilling equipment and of skilled personnel;

•	regulatory, permitting and similar matters; and

•	our ability to obtain external financing to fund the purchase price an acquisition, including the Pending Acquisition.

The accuracy of these assessments is inherently uncertain and we may not be able to identify attractive acquisition opportunities. In connection with these assessments, we perform a review of the subject properties, including those subject to the Pending Acquisition, that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. Even if we do identify attractive acquisition opportunities, we may not be able to complete the acquisition or do so on commercially acceptable terms.

Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our ability to complete acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Further, these acquisitions may be in geographic regions in which we do not currently operate, which could result in unforeseen operating difficulties and difficulties in coordinating geographically dispersed operations, personnel and facilities. In addition, if we enter into new geographic markets, we may be subject to additional and unfamiliar legal and regulatory requirements. Compliance with regulatory requirements may impose substantial additional obligations on us and our management, cause us to expend additional time and resources in compliance activities and increase our exposure to penalties or fines for non-compliance with such additional legal requirements. Further, the success of any completed acquisition will depend on our ability to integrate effectively the acquired business into our existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions.

No assurance can be given that we will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to integrate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Properties we acquire, including those subject to the Pending Acquisition, may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the properties that we acquire or obtain protection from sellers against such liabilities.

Acquiring oil and natural gas properties requires us to assess reservoir and infrastructure characteristics, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties, but such a review will not necessarily reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well or pipeline. We cannot necessarily observe structural and environmental problems, such as pipe corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities created prior to our purchase of the property. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

We may incur losses as a result of title defects in the properties in which we invest.

It is our practice in acquiring oil and natural gas leases or interests not to incur the expense of retaining lawyers to examine the title to the mineral interest. Rather, we rely upon the judgment of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest. The existence of a material title deficiency can render a lease worthless and can adversely affect our results of operations and financial condition.

Prior to the drilling of an oil or natural gas well, however, it is the normal practice in our industry for the person or company acting as the operator of the well to obtain a preliminary title review to ensure there are no obvious defects in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct defects in the marketability of the title, and such curative work entails expense. Our failure to cure any title defects may delay or prevent us from utilizing the associated mineral interest, which may adversely impact our ability in the future to increase production and reserves. Additionally, undeveloped acreage has greater risk of title defects than developed acreage. If there are any title defects or defects in the assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

Recent decisions by the Ohio Supreme Court interpreting the Ohio Dormant Mineral Act relating to preservation of mineral rights by surface owners could require certain curative efforts to vest title in a portion of our leasehold acreage, increase our leasehold expenses, subject us to payment of additional royalties and/or result in the loss of some of our leasehold acreage in Ohio.

On September 15, 2016, the Ohio Supreme Court issued a series of decisions relating to the Ohio Dormant Mineral Act, or the ODMA. In the lead case, Corban v. Chesapeake Exploration L.L.C., the court concluded that the 1989 version of the ODMA did not transfer ownership of dormant mineral rights automatically, by operation of law. Instead, prior to 2006, surface owners were required to bring a quiet title action in order to establish abandonment of mineral rights. After June 30, 2006 (the effective date of the 2006 version of the ODMA), surface owners are required to follow the statutory notice and recording procedures enacted in 2006. We are assessing the impact of these recent Ohio Supreme Court decisions on our operations in Ohio where the majority of our acreage and our producing properties are located. However, the Ohio Supreme Court decisions could require certain curative efforts to vest title in a portion of our leasehold acreage, increase our leasehold expenses, subject us to payment of additional royalties and/or result in the loss of some of our leasehold acreage in Ohio, any of which could have an adverse effect on our results of operations and financial condition.

If we are unable to complete capital projects in a timely manner, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Delays related to capital spending programs involving engineering, procurement and construction of facilities (including improvements and repairs to our existing facilities) could adversely affect our ability to achieve forecasted internal rates of return and operating results. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to supply certain products we produce. Such delays may arise as a result of unpredictable factors, many of which are beyond our control, including:

•	denial of or delay in receiving requisite regulatory approvals and/or permits;

•	unplanned increases in the cost of construction materials or labor;

•	disruptions in transportation of components or construction materials;

•	adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers;

•	shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

•	market-related increases in a project’s debt or equity financing costs; and

•	nonperformance by, or disputes with, vendors, suppliers, contractors or subcontractors.

Any one or more of these factors could have a significant impact on our ongoing capital projects.

Our Canadian oil sands projects are complex undertakings and may not be completed at our estimated cost or at all.

We, through our wholly owned subsidiary Grizzly Holdings Inc., or Grizzly Holdings, own a 24.9% interest in Grizzly. As of September 30, 2016, Grizzly had approximately 830,000 acres under lease in the Athabasca and Peace River oil sands regions of Alberta, Canada. Initiation of steam injection at its first project, Algar Lake Phase 1, commenced in January 2014 and first bitumen production was achieved during the second quarter of 2014. In April 2015, Grizzly determined to cease bitumen production at its Algar Lake facility due to the level of commodity prices. Grizzly continues to monitor market conditions as it assesses future plans for the facility. We reviewed our investment in Grizzly at March 31, 2016 for impairment due to certain qualitative factors and engaged an independent third party to assist management in determining fair value calculations of its investment, resulting in an other than temporary impairment loss of $23.1 million for the three months ended March 31, 2016. As of and during the period ended September 30, 2016, commodity prices had increased as compared to the quarter ended March 31, 2016, and there were no impairment indicators that required further evaluation for impairment. If commodity prices decline in the future, however, further impairment of the investment in Grizzly may be necessary. The Algar Lake and other pending and proposed projects are complex, subject to extensive governmental regulation and will require significant additional financing. There can be no assurance that the necessary governmental approvals will be granted or that such financing could be obtained on commercially reasonable terms or at all, or that if one or more of these projects are completed that they will be successful or that we realize a return on our investment.

The unavailability, high cost or shortages of rigs, equipment, raw materials, supplies, oilfield services or personnel may restrict our operations.

The oil and natural gas industry is cyclical, which can result in shortages of drilling rigs, equipment, raw materials (particularly sand and other proppants), supplies and personnel. When shortages occur, the costs and delivery times of rigs, equipment and supplies increase and demand for and wage rates of qualified drilling rig crews also rise with increases in demand. In accordance with customary industry practice, we rely on independent third party service providers to provide most of the services necessary to drill new wells. If we are unable to secure a sufficient number of drilling rigs at reasonable costs, our financial condition and results of operations could suffer, and we may not be able to drill all of our acreage before our leases expire. Shortages of drilling rigs, equipment, raw materials (particularly sand and other proppants), supplies, personnel, trucking services, tubulars, fracking and completion services and production equipment could delay or restrict our exploration and development operations, which in turn could impair our financial condition and results of operations.

Oil and natural gas production operations, especially those using hydraulic fracturing, are substantially dependent on the availability of water. Restrictions on the ability to obtain water may impact our operations.

Water is an essential component of oil and natural gas production during the drilling, and in particular, hydraulic fracturing, process. Our inability to locate sufficient amounts of water, or dispose of or recycle water used in our exploration and production operations, could adversely impact our operations.

We rely on a few key employees whose absence or loss could disrupt our operations resulting in a loss of revenues.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services, particularly the loss of Michael G. Moore, our Chief Executive Officer and President, or our other senior management and technical personnel, could disrupt our operations and have a material adverse effect on our financial condition and results of operations. Our executives are not restricted from competing with us if they cease to be employed by us, except under certain limited circumstances prohibiting competition while making use of our trade secrets. We are party to an employment agreement with two of our executive officers. As a practical matter, however, employment agreements may not assure the retention of our employees. Further, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

Estimates of oil and natural gas reserves are uncertain and may vary substantially from actual production.

There are numerous uncertainties associated with estimating quantities of proved reserves and in projecting future rates of production and timing of expenditures. The reserve information herein represents estimates prepared by (i) NSAI with respect to our Utica Shale acreage at December 31, 2015 and our WCBB, Hackberry and Niobrara fields at each of December 31, 2015, 2014 and 2013, (ii) Ryder Scott with respect to our Utica Shale acreage at December 31, 2014 and 2013 and (iii) our personnel with respect to our overriding royalty and non-operated interests at December 31, 2015, 2014 and 2013. Information included or incorporated by reference herein regarding the estimates of proved reserves with respect to the acreage subject to the Pending Acquisition at December 31, 2015, 2014 and 2013 is based on the reports prepared by NSAI and, at September 30, 2016, is based on internal estimates prepared by the Seller and audited by NSAI. Petroleum engineering is not an exact science. Information relating to our proved oil and natural gas reserves is based upon engineering estimates. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, future site restoration and abandonment costs, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

Estimates of reserves as of year-end 2015, 2014 and 2013 were prepared using an average price equal to the unweighted arithmetic average of hydrocarbon prices received on a field-by-field basis on the first day of each month within the 12-month period ended December 31, 2015, 2014 and 2013, respectively, in accordance with the revised guidelines of the SEC applicable to reserves estimates for such years. Reserve estimates do not include any value for probable or possible reserves that may exist, nor do they include any value for undeveloped acreage. The reserve estimates represent our net revenue interest in our properties.

The present value of future net revenues from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net revenue from our proved reserves for 2015, 2014 and 2013 on an average price equal to the unweighted arithmetic average of prices received on a field-by-field basis on the first day of each month within the 12-month period ended December 31, 2015, 2014 and 2013, respectively, in accordance with the revised guidelines of the SEC applicable to reserves estimates for such years. Commodity prices have deteriorated significantly since that time and, accordingly, using more recent prices in estimating our proved reserves, without giving effect to any acquisition or development activities we have executed during 2016, would result in a reduction in proved reserve volumes due to economic limits. Furthermore, any such reduction in proved reserve volumes combined with lower commodity prices would substantially reduce the PV-10 and standardized measure of discounted future net cash flows from our proved reserves as of a more recent date.

Actual future net revenues from our oil and natural gas properties will also be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of costs in connection with the development and production of oil and natural gas properties will affect the timing of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

SEC rules could limit our ability to book additional proved undeveloped reserves in the future.

SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years after the date of booking. This requirement has limited and may continue to limit our ability to book additional proved undeveloped reserves as we pursue our drilling program. Moreover, we may be required to write down our proved undeveloped reserves if we do not drill those wells within the required five-year timeframe, because they have become uneconomic or otherwise.

The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate.

Approximately 55.0% of our total estimated proved reserves at December 31, 2015, were proved undeveloped reserves and may not be ultimately developed or produced. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data included in the reserve reports of our independent petroleum engineers assume that substantial capital expenditures are required to develop such reserves. We cannot be certain that the estimated costs of the development of these reserves are accurate, that development will occur as scheduled or that the results of such development will be as estimated. Delays in the development of our reserves, further decreases in commodity prices or increases in costs to drill and develop such reserves will reduce the future net revenues of our estimated proved undeveloped reserves and may result in some projects becoming uneconomical. In addition, delays in the development of reserves could force us to reclassify certain of our proved reserves as unproved reserves.

There are numerous uncertainties in estimating quantities of bitumen reserves and resources in connection with our equity investment in Grizzly and the indicated level of reserves or recovery of bitumen may not be realized.

There are numerous uncertainties in estimating quantities of bitumen reserves and resources, and the indicated level of reserves or recovery of bitumen may not be realized. In general, estimates of economically recoverable bitumen reserves and the future net cash flow from such reserves are based upon a number of factors and assumptions made as of the date on which the reserve and resource estimates were determined, such as geological and engineering estimates which have uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable bitumen, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially.

Estimates with respect to reserves and resources that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history may result in variations in the estimated reserves. Reserve and resource estimates may require revision based on actual production experience. Reserve and resources estimates are determined with reference to assumed oil prices and operating costs. Market price fluctuations of oil prices may render uneconomic the recovery of certain grades of bitumen. The actual gravity or quality of bitumen to be produced from Grizzly’s lands cannot be determined at this time.

The marketability of our production is dependent upon compressors, gathering lines, transportation barges and other facilities, certain of which we do not control. When these facilities are unavailable, our operations can be interrupted and our revenues reduced.

The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of natural gas lines and transportation barges owned by third parties. In general, we do not control these transportation facilities and our access to them may be limited or denied. A significant disruption in the availability of these transportation facilities or our compression and other production facilities could adversely impact our ability to deliver to market or produce our oil and natural gas and thereby cause a significant interruption in our operations. With respect to our Utica Shale acreage where we are focusing substantially all of our exploration and development activity, historically there has been no or only limited infrastructure in this area and the commencement of production from our initial and subsequent wells on our Utica Shale acreage has been delayed due to challenges in obtaining rights-of-way and acquiring necessary state and federal permitting and the completion of facilities by our midstream service provider. We are also at risk with respect to oil and natural gas produced at our Southern Louisiana fields. In October 2006, for example, a natural gas line in our WCBB field operated by our natural gas purchaser was ruptured by a third party contractor, requiring the field to be shut in for approximately seven weeks until the line could be repaired. Further, we are dependent on our oil purchaser to provide the barges necessary to transport our oil production from the WCBB field. If we are unable, for any sustained period, to have access to acceptable delivery or transportation arrangements or encounter compression or other production related difficulties, we will be required to shut in or curtail production from the impacted fields. Any such shut in or curtailment, or an inability to obtain favorable terms for delivery of the oil and natural gas produced from our fields, would adversely affect our financial condition and results of operations.

If production from our Utica Shale acreage decreases due to decreased developmental activities, production related difficulties or otherwise, we may fail to meet our firm commitment delivery obligations under our firm transportation contracts, which will result in fees and may have a material adverse effect on our operations.

As of December 31, 2015, we had entered into firm transportation contracts to sell approximately 725,000 MMBtu to 775,000 MMBtu per day for 2016; approximately 775,000 MMBtu to 1,125,000 MMBtu per day for 2017; and approximately 1,125,000 MMBtu per day for 2018 through 2020. See “Business—Transportation and Takeaway Capacity” included in our most recent Annual Report on Form 10-K incorporated by reference herein. Under these firm transportation contracts, we are obligated to deliver minimum daily volumes or pay fees for any deficiencies in deliveries. If production from our Utica Shale acreage decreases due to decreased developmental activities, taking into consideration the current low commodity price environment, production related difficulties or otherwise, we may be unable to meet our obligations under the existing firm transportation contracts, resulting in fees, which may be significant and may have a material adverse effect on our operations.

Substantially all of our producing properties, prior to giving effect to the Pending Acquisition, are located in Eastern Ohio and Louisiana, making us vulnerable to risks associated with operating in these regions.

Our largest fields by production are located in Eastern Ohio and approximately five miles off the coast of Louisiana in a shallow bay with water depths averaging eight to ten feet. As a result, we may be disproportionately exposed to the impact of delays or interruptions of production in these geographic regions caused by weather conditions such as snow, ice, fog, rain, hurricanes or other natural disasters or lack of field infrastructure. Losses could occur for uninsured risks or in amounts in excess of any existing insurance coverage. We may not be able to obtain and maintain adequate insurance at rates we consider reasonable and it is possible that certain types of coverage may not be available.

Our identified drilling locations, which are part of our anticipated future drilling plans, are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

We have identified over 1,000 drilling locations on our Ohio, Louisiana and Western Colorado properties assuming full development of all of our acreage. These drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including the availability of capital, oil and natural gas prices, inclement weather, costs, drilling results and regulatory changes. Because of these uncertainties, we do not know if the numerous potential drilling locations we have identified will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could adversely affect our business.

Drilling for and producing oil and natural gas are high-risk activities with many uncertainties that may result in a total loss of investment and adversely affect our business, financial condition or results of operations.

Our drilling activities are subject to many risks. For example, we cannot assure you that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such wells. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil or natural gas to return a profit at then realized prices after deducting drilling, operating and other costs. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or that it can be produced economically. The costs of exploration, exploitation and development activities are subject to numerous uncertainties beyond our control, and increases in those costs can adversely affect the economics of a project. Further, our drilling and producing operations may be curtailed, delayed, canceled or otherwise negatively impacted as a result of other factors, including:

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

•	title problems;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	compliance with environmental and other governmental requirements; and

•	adverse weather conditions.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties.

Operating hazards and uninsured risks may result in substantial losses and could prevent us from realizing profits.

Our operations are subject to all of the hazards and operating risks associated with drilling for and production of oil and natural gas, including the risk of fire, explosions, blowouts, surface cratering, uncontrollable flows of natural gas, oil and formation water, pipe or pipeline failures, abnormally pressured formations, casing collapses and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases. In addition, our operations are subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. We may face liability for environmental damage caused by previous owners of properties purchased by us, which liabilities may or may not be covered by insurance. The occurrence of any of these events could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations and repairs required to resume operations.

In accordance with what we believe to be customary industry practice, we historically have maintained insurance against some, but not all, of our business risks. Our insurance may not be adequate to cover any losses or liabilities we may suffer. Also, insurance may no longer be available to us or, if it is, its availability may be at premium levels that do not justify its purchase. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our financial condition, results of operations or cash flow. We may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations and cash flows.

Our operations may be exposed to significant delays, costs and liabilities as a result of environmental, health and safety requirements applicable to our business activities.

We may incur significant delays, costs and liabilities as a result of federal, state and local environmental, health and safety requirements applicable to our exploration, development and production activities. These laws and regulations may, among other things: (i) require us to obtain a variety of permits or other authorizations governing our air emissions, water discharges, waste disposal or other environmental impacts associated with drilling, producing and other operations; (ii) regulate the sourcing and disposal of water used in the drilling, fracturing and completion processes; (iii) limit or prohibit drilling activities in certain areas and on certain lands lying within wilderness, wetlands, frontier, seismically active areas and other protected areas; (iv) require remedial action to prevent or mitigate pollution from former operations such as plugging abandoned wells or closing earthen pits; and/or (v) impose substantial liabilities for spills, pollution or failure to comply with regulatory filings. In addition, these laws and regulations may restrict the rate of oil or natural gas production. These laws and regulations are complex, change frequently and have tended to become increasingly stringent over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, the suspension or revocation of necessary permits, licenses and authorizations, the requirement that additional pollution controls be installed and, in some instances, issuance of orders or injunctions limiting or requiring discontinuation of certain operations. Under certain environmental laws that impose strict as well as joint and several liability, we may be required to remediate contaminated properties currently or formerly operated by us or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. In addition, the risk of accidental and/or unpermitted spills or releases from our operations could expose us to significant liabilities, penalties and other sanctions under applicable laws.

Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected.

Our failure to comply with any future regulatory compliance agreements may negatively impact or result in suspension of all or part of our drilling and producing operations in the State of Ohio.

In September 2013, we entered into a compliance agreement with the Ohio Division of Oil and Gas Resources Management, or the Division, concerning aspects of our operations at seven drilling sites in Ohio. We had previously notified the Division of brine contamination at these drilling sites. After receipt of this notification, the Division conducted an investigation and determined that certain contaminants were escaping from underneath the containment liners at these locations. In the compliance agreement, we agreed, among other things, to conduct our production operations in compliance with all requirements of applicable regulations, implement a remediation plan and make a payment of $250,000. We have fulfilled our obligations under the compliance agreement and the Division terminated such agreement and released us from our obligations thereunder. We cannot assure you that we will not be subject to compliance agreements with the Division or other regulatory bodies in the future. Our failure to comply with any future compliance agreements may result in the suspension of all or part of drilling and production operations for some specified period as well as the imposition of additional penalties and costs.

Our development and exploratory drilling efforts and our well operations may not be profitable or achieve our targeted returns.

We acquire significant amounts of unproved property in order to further our development efforts and expect to continue to undertake acquisitions, such as the Pending Acquisition, in the future. Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. We acquire unproved properties and lease undeveloped acreage that we believe will enhance our growth potential and increase our earnings over time. However, we cannot assure you that all prospects will be economically viable or that we will not abandon our investments. Additionally, we cannot assure you that unproved property acquired by us or undeveloped acreage leased by us will be profitably developed, that new wells drilled by us in prospects that we pursue will be productive or that we will recover all or any portion of our investment in such unproved property or wells.

Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient commercial quantities to cover the drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and many factors can adversely affect the economics of a well or property. Drilling operations may be curtailed, delayed or canceled as a result of unexpected drilling conditions, equipment failures or accidents, shortages of equipment or personnel, environmental issues and for other reasons. In addition, wells that are profitable may not meet our internal return targets, which are dependent upon the current and expected future market prices for oil and natural gas, expected costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost. Drilling results in our newer oil and liquids-rich shale plays may be more uncertain than in shale plays that are more developed and have longer established production histories, and we can provide no assurance that drilling and completion techniques that have proven to be successful in other shale formations to maximize recoveries will be ultimately successful when used in newly developed shale formations.

Part of our strategy involves drilling in existing or emerging shale plays using the latest available horizontal drilling and completion techniques; therefore, the results of our planned exploratory drilling in these plays are subject to risks associated with drilling and completion techniques and drilling results may not meet our expectations for reserves or production.

Our operations, and those subject to the Pending Acquisition, involve utilizing the latest drilling and completion techniques as developed by us and our service providers. Risks that we face while drilling include, but are not limited to, landing our well bore in the desired drilling zone, staying in the desired drilling zone while drilling horizontally through the formation, running our casing the entire length of the well bore and being able to run tools and other equipment consistently through the horizontal well bore. Risks that we face while completing our wells include, but are not limited to, being able to fracture stimulate the planned number of stages, being able to run tools the entire length of the well bore during completion operations and successfully cleaning out the well bore after completion of the final fracture stimulation stage. In addition, to the extent we engage in horizontal drilling, those activities may adversely affect our ability to successfully drill in one or more of our identified vertical drilling locations. Furthermore, certain of the new techniques we are adopting, such as infill drilling and multi-well pad drilling, may cause irregularities or interruptions in production due to, in the case of infill drilling, offset wells being shut in and, in the case of multi-well pad drilling, the time required to drill and complete multiple wells before any such wells begin producing. The results of our drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas often have limited or no production history and consequently we are less able to predict future drilling results in these areas.

Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, access to gathering systems, and/or declines in natural gas and oil prices, the return on our investment in these areas may not be as attractive as we anticipate. Further, as a result of any of these developments we could incur material write-downs of our oil and natural gas properties and the value of our undeveloped acreage could decline in the future.

We have been an early entrant into the Utica Shale in Eastern Ohio. As a result, our drilling results in this area may vary, and the value of our undeveloped acreage will decline if drilling results are unsuccessful.

We have been an early entrant into the Utica Shale in Eastern Ohio. We spud our first well, the Wagner 1-28H, on our Utica Shale acreage in February 2012. As a developing play, our drilling results in this area are more uncertain than drilling results in areas that are more developed and have been producing for a longer period of time. Since the Utica Shale has limited production history and since we have limited experience drilling in this play, it is difficult to predict our future drilling results. Our cost of drilling, completing and operating wells in this area may be higher than initially expected, and the value of our undeveloped acreage in the Utica Shale may decline if drilling results are unsuccessful. We cannot assure you that unproved property acquired, or undeveloped acreage leased, by us in the Utica Shale or other emerging plays will be profitably developed, that wells drilled by us in prospects that we pursue will be productive or that we will recover all or any portion of our investment in such unproved property or wells.

A key part of our strategy involves using some of the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.

Our operations, and those subject to the Pending Acquisition, involve utilizing some of the latest drilling and completion techniques as developed by us and our service providers. Risks that we face while drilling include, but are not limited to, the following:

•	effectively controlling the level of pressure flowing from particular wells;

•	landing our wellbore in the desired drilling zone;

•	staying in the desired drilling zone while drilling horizontally through the formation;

•	running our casing the entire length of the wellbore; and

•	being able to run tools and other equipment consistently through the horizontal wellbore.

Risks that we face while completing our wells include, but are not limited to, the following:

•	the ability to fracture stimulate the planned number of stages;

•	the ability to run tools the entire length of the wellbore during completion operations; and

•	the ability to successfully clean out the wellbore after completion of the final fracture stimulation stage.

The results of our drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas have limited or no production history and, consequently, we are more limited in assessing future drilling results in these areas. If our drilling results are less than anticipated, the return on our investment for a particular project may not be as attractive as we anticipated and we could incur material write-downs of unevaluated properties and the value of our undeveloped acreage could decline in the future.

We are not the operator of all of our oil and natural gas properties and therefore are not in a position to control the timing of development efforts, the associated costs or the rate of production of the reserves on such properties.

We are not the operator of all of the properties in which we have an interest, and will not be the operator of some of the properties subject to the Pending Acquisition, and have limited ability to exercise influence over the operations of such non-operated properties or their associated costs. Dependence on the operator and other working interest owners for these projects, and limited ability to influence operations and associated costs, could prevent the realization of targeted returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others will depend upon a number of factors that will be largely outside of our control, including:

•	the timing and amount of capital expenditures;

•	the availability of suitable drilling equipment, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells;

•	selection of technology; and

•	the rate of production of the reserves.

In addition, when we are not the majority owner or operator of a particular oil or natural gas project, if we are not willing or able to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.

A significant portion of our net leasehold acreage is undeveloped, and that acreage may not ultimately be developed or become commercially productive, which could cause us to lose rights under our leases as well as have a material adverse effect on our oil and natural gas reserves and future production and, therefore, our future cash flow and income.

A significant portion of our net leasehold acreage, including a portion of the acreage subject to the Pending Acquisition, is undeveloped, or acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves. In addition, many of our oil and natural gas leases require us to drill wells that are commercially productive, and if we are unsuccessful in drilling such wells, we could lose our rights under such leases. Our future oil and natural gas reserves and production and, therefore, our future cash flow and income are highly dependent on successfully developing our undeveloped leasehold acreage.

Our undeveloped acreage must be drilled before lease expiration to hold the acreage by production. In highly competitive markets for acreage, failure to drill sufficient wells to hold acreage could result in a substantial lease renewal cost or, if renewal is not feasible, loss of our lease and prospective drilling opportunities.

Unless production is established within the spacing units covering the undeveloped acres on which some of the locations are identified, the leases for such acreage will expire. Approximately 24% of our total Utica Shale undeveloped acreage is subject to expiration in 2016, with 9% of such acreage expiring in 2017, 18% in 2018, 1% in 2019 and 12% thereafter, although our Utica Shale leases generally grant us the right to extend these leases for an additional five-year period. As of December 31, 2015, leases representing 36%, 7%, 8% and 39%, respectively, of our total Niobrara Formation undeveloped acreage are scheduled to expire in 2016, 2017, 2018 and 2019. The cost to renew expiring leases may increase significantly, and we may not be able to renew such leases on commercially reasonable terms or at all. If we are unable to fund renewals of expiring leases, we could lose portions of our acreage and our actual drilling activities may differ materially from our current expectations, which could adversely affect our business.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations are subject to various governmental laws and regulations which require compliance that can be burdensome and expensive and could expose us to significant liabilities.

Our oil and natural gas operations are subject to various federal, state and local governmental regulations that may be changed from time to time in response to economic and political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation, remediation, emission and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to regulation under federal, state and local laws and regulations, including those relating to protection of human health and the environment. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, permit revocations, requirements for additional pollution controls and injunctions limiting or prohibiting some or all of our operations. Moreover, these laws and regulations have continually imposed increasingly strict requirements for water and air pollution control and solid waste management. Significant expenditures may be required to comply with governmental laws and regulations applicable to us. We believe the trend of more expansive and stricter legislation and regulations of our industry will continue. See “Business—Regulation—Environmental Matters and Regulation” and “Business—Regulation—Other Regulation of the Oil and Natural Gas Industry” included in our most recent Annual Report on Form 10-K incorporated by reference herein for a description of certain laws and regulations that affect us.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

Hydraulic fracturing is an important common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals (also called “proppants”) under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. The federal Safe Drinking Water Act, or SDWA regulates the underground injection of substances through the Underground Injection Control, or UIC program. Except where diesel fuel is used, hydraulic fracturing is typically regulated by state oil and natural gas commissions. However, federal agencies have asserted regulatory authority over certain aspects of the process. For example, on May 9, 2014, the EPA issued an Advanced Notice of Proposed Rulemaking seeking comment on the development of regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. The EPA plans to develop a Notice of Proposed Rulemaking by June 2017, which would describe a proposed mechanism—regulatory, voluntary or a combination of both—to collect data on hydraulic fracturing chemical substances and mixtures. On June 28, 2016, EPA published a final rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plans. The EPA is also conducting a study of private wastewater treatment facilities, also known as centralized waste treatment, or CWT, facilities, accepting oil and natural gas extraction wastewater. The EPA is collecting data and information related to the extent to which CWT facilities accept such wastewater, available treatment technologies (and their associated costs), discharge characteristics, financial characteristics of CWT facilities and the environmental impacts of discharges from CWT facilities. Furthermore, legislation to amend the Safe Drinking Water Act, to repeal the exemption for hydraulic fracturing (except when diesel fuels are used) from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress.

On August 16, 2012, the EPA published final regulations under the federal Clean Air Act that establish new air emission controls for oil and natural gas production and natural gas processing operations. Specifically, the EPA’s rule package includes New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds, or VOCs, and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and natural gas production and processing activities. The final rule seeks to achieve a 95% reduction in VOCs emitted by requiring the use of reduced emission completions or “green completions” on all hydraulically-fractured wells constructed or refractured after January 1, 2015. The rules also establish specific new requirements regarding emissions from compressors, controllers, dehydrators, storage tanks and other production equipment. These rules required a number of modifications to our operations, including the installation of new equipment to control emissions. The EPA received numerous requests for reconsideration of these rules from both industry and the environmental community, and court challenges to the rules were also filed. In response, the EPA has issued, and will likely continue to issue, revised rules responsive to some of the requests for reconsideration. Recently, on May 12, 2016, the EPA amended the New Source Performance Standards to impose new standards for methane and VOC emissions for certain new, modified, and reconstructed equipment, processes, and activities across the oil and natural gas sector. On the same day, the EPA finalized a plan to implement its minor new source review program in Indian country for oil and natural gas production, and it issued for public comment an information request that will require companies to provide extensive information instrumental for the development of regulations to reduce methane emissions from existing oil and gas sources. At this point, we cannot predict the final regulatory requirements or the cost to comply with such requirements with any certainty.

There are certain governmental reviews either underway or being proposed that focus on the environmental aspects of hydraulic fracturing practices. These ongoing or proposed studies, depending on their degree of pursuit and whether any meaningful results are obtained, could spur initiatives to further regulate hydraulic fracturing under the SDWA, or other regulatory authorities. For example, the EPA continues to evaluate the potential impacts of hydraulic fracturing on drinking water resources and the induced seismic activity from disposal wells and has recommended strategies for managing and minimizing the potential for significant injection-induced seismic events. Some states also have taken or are considering taking steps to address issues relating to seismic activity, including Oklahoma in which properties subject to the Pending Acquisition are operated. In addition, other governmental agencies, including the U.S. Department of Energy, the U.S. Geological Survey and the U.S. Government Accountability Office, have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies could spur initiatives to further regulate hydraulic fracturing, and could ultimately make it more difficult or costly for us to perform fracturing and increase our costs of compliance and doing business.

Several states, including Ohio, have adopted or are considering adopting regulations that could restrict or prohibit hydraulic fracturing in certain circumstances, impose more stringent operating standards and/or require the disclosure of the composition of hydraulic fracturing fluids. Any increased regulation of hydraulic fracturing could materially and adversely affect our revenues and results of operations.

There has been increasing public controversy regarding hydraulic fracturing with regard to the use of fracturing fluids, induced seismic activity, impacts on drinking water supplies, use of water and the potential for impacts to surface water, groundwater and the environment generally. A number of lawsuits and enforcement actions have been initiated across the country implicating hydraulic fracturing practices. If new laws or regulations are adopted that significantly restrict hydraulic fracturing, such laws could make it more difficult or costly for us to perform fracturing to stimulate production from tight formations as well as make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, if hydraulic fracturing is further regulated at the federal, state or local level, our fracturing activities could become subject to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, plugging and abandonment requirements and also to attendant permitting delays and potential increases in costs. Such legislative changes could cause us to incur substantial compliance costs, and compliance or the consequences of any failure to comply by us could have a material adverse effect on our financial condition and results of operations. At this time, it is not possible to estimate the impact on our business of newly enacted or potential federal, state or local laws governing hydraulic fracturing.

Restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct drilling activities in some of the areas where we operate.

Oil and natural gas operations in our operating areas can be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife. Seasonal restrictions may limit our ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs. Permanent restrictions imposed to protect endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures. The designation of previously unprotected species in areas where we operate as threatened or endangered could cause us to incur increased costs arising from species protection measures or could result in limitations on our exploration and production activities that could have an adverse impact on our ability to develop and produce our reserves.

The adoption of derivatives legislation by the U.S. Congress could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business.

The adoption of derivatives legislation by the U.S. Congress could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business. The U.S. Congress adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act (HR 4173), or the Dodd-Frank Act, which, among other provisions, establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The legislation was signed into law by the President on July 21, 2010. In its rulemaking under the legislation, the Commodities Futures Trading Commission, or the CFTC, has issued a final rule on position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents (with exemptions for certain bona fide hedging transactions). The CFTC’s final rule was set aside by the U.S. District Court for the District of Columbia on September 28, 2012 and remanded to the CFTC to resolve ambiguity as to whether statutory requirements for such limits to be determined necessary and appropriate were satisfied. As a result, the rule has not yet taken effect, although the CFTC has indicated that it intends to appeal the court’s decision and that it believes the Dodd-Frank Act requires it to impose position limits. The impact of such regulations upon our business is not yet clear. Certain of our hedging and trading activities and those of our counterparties may be subject to the position limits, which may reduce our ability to enter into hedging transactions.

In addition, the Dodd-Frank Act does not explicitly exempt end users (such as us) from the requirement to use cleared exchanges, rather than hedging over-the-counter, and the requirements to post margin in connection with hedging activities. While it is not possible at this time to predict when the CFTC will finalize certain other related rules and regulations, the Dodd-Frank Act and related regulations may require us to comply with margin requirements and with certain clearing and trade-execution requirements in connection with our derivative activities, although whether these requirements will apply to our business is uncertain at this time. If the regulations ultimately adopted require that we post margin for our hedging activities or require our counterparties to hold margin or maintain capital levels, the cost of which could be passed through to us, or impose other requirements that are more burdensome than current regulations, our hedging would become more expensive and we may decide to alter our hedging strategy.

The financial reform legislation may also require us to comply with margin requirements and with certain clearing and trade-execution requirements in connection with our existing or future derivative activities, although the application of those provisions to us is uncertain at this time. The financial reform legislation may also require the counterparties to our derivative instruments to spin off some of their derivatives activities to separate entities, which may not be as creditworthy as the current counterparties. The new legislation and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our derivative contracts in existence at that time, and increase our exposure to less creditworthy counterparties. If we reduce or change the way we use derivative instruments as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Finally, the legislation was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the legislation and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Certain federal income tax deductions currently available with respect to natural gas and oil exploration and development may be eliminated, and additional state taxes on natural gas extraction may be imposed, as a result of future legislation.

From time to time, legislative proposals are made that would, if enacted, make significant changes to U.S. tax laws. These proposed changes have included, but are not limited to, (i) eliminating the immediate deduction for intangible drilling and development costs, (ii) eliminating the deduction from income for domestic production activities relating to oil and natural gas exploration and development, (iii) the repeal of the percentage depletion allowance for oil and natural gas properties; (iv) an extension of the amortization period for certain geological and geophysical expenditures and (v) implementing certain international tax reforms. Further, in February 2016, the Obama administration issued a proposed budget which includes, among other things, a proposed tax of $10.25 per barrel equivalent on petroleum products.

In February 2013, the Governor of the State of Ohio proposed a plan in the Ohio House to enact new severance taxes on the oil and gas industry. The proposal was part of the state budget bill. Due to pressure from the State Senate, the proposal was removed from the bill. The bill then passed without the severance tax on June 7, 2013, with an effective date of July 1, 2013. Later in 2013, the Ohio House introduced a stand-alone bill to address the severance tax. HB 375 was introduced on December 4, 2013 and after many hearings and amendments, contained a 2.5% severance tax on horizontal drillers with a percentage of the proceeds earmarked for affected communities in Southeastern Ohio. This bill passed the Ohio House on May 14, 2014 and was pending in the Ohio Senate. The Ohio State Senate held a hearing on the bill, but there was no further movement before the summer recess of the Ohio Legislature.

In February 2015, the Governor of Ohio proposed another plan to enact new severance taxes on the oil and gas industry as part of the state budget proposal to finance a reduction in personal income taxes and other initiatives. The proposal would have imposed a 6.5% tax on oil and gas sold at the wellhead. Although the severance tax increase was removed from the bill subsequently passed by the Ohio House, additional severance tax proposals are expected to be introduced in Ohio.

These proposed changes in the U.S. and applicable state tax law, if adopted, or other similar changes that tax our production or reduce or eliminate deductions currently available with respect to natural gas and oil exploration and development, could adversely affect our business, financial condition, results of operations and cash flows.

The adoption of climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for the oil and natural gas we produce.

In recent years, federal, state and local governments have taken steps to reduce emissions of greenhouse gases. The EPA has finalized a series of greenhouse gas monitoring, reporting and emissions control rules for the oil and natural gas industry, and the U.S. Congress has, from time to time, considered adopting legislation to reduce emissions. A number of states have already taken measures to reduce emissions of greenhouse gases primarily through the development of greenhouse gas emission inventories and/or regional greenhouse gas cap-and-trade programs. In December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The resulting Paris Agreement calls for the parties to undertake “ambitious efforts” to limit the average global temperature, and to conserve and enhance sinks and reservoirs of greenhouse gases. The Agreement went into effect on November 4, 2016. The Agreement establishes a framework for the parties to cooperate and report actions to reduce greenhouse gas emissions. Also, on June 29, 2016, the leaders of the United States, Canada and Mexico announced an Action Plan to, among other things, boost clean energy, improve energy efficiency, and reduce greenhouse gas emissions. The Action Plan specifically calls for a reduction in methane emissions from the oil and gas sector by 40% to 45% by 2025.

Restrictions on emissions of methane or carbon dioxide that may be imposed could adversely affect the oil and natural gas industry by reducing demand for hydrocarbons and by making it more expensive to develop and produce hydrocarbons, either of which could have a material adverse effect on future demand for our services. At this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business. It also remains unclear whether and how the results of the 2016 U.S. election could impact the regulation of GHG emissions at the federal and state level.

In addition, claims have been made in the past against certain energy companies alleging that greenhouse gas emissions from oil and natural gas operations constitute a public nuisance under federal and/or state common law. As a result, private individuals may seek to enforce environmental laws and regulations against certain energy companies and could allege personal injury or property damages. While our business is not a party to any such litigation, we could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition.

Moreover, climate change may cause more extreme weather conditions such as more intense hurricanes, thunderstorms, tornadoes and snow or ice storms, as well as rising sea levels and increased volatility in seasonal temperatures. Extreme weather conditions can interfere with our services and increase our costs, and damage resulting from extreme weather may not be fully insured. However, at this time, we are unable to determine the extent to which climate change may lead to increased storm or weather hazards affecting our operations.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.

Section 1(b) of the Natural Gas Act of 1938, or the NGA, exempts natural gas gathering facilities from regulation by FERC. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish whether a pipeline performs a gathering function and therefore is exempt from FERC’s jurisdiction under the NGA. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is a fact-based determination. The classification of facilities as unregulated gathering is the subject of ongoing litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC, the courts or Congress, which could cause our revenues to decline and operating expenses to increase and may materially adversely affect our business, financial condition or results of operations. Additional rules and legislation pertaining to those and other matters may be considered or adopted by FERC from time to time. Failure to comply with those regulations in the future could subject us to civil penalty liability, which could have a material adverse effect on our business, financial condition or results of operations.

We face extensive competition in our industry.

The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on midstream and refining operations and market petroleum and other products on a regional, national or worldwide basis. These competitors may be better positioned to take advantage of industry opportunities and to withstand changes affecting the industry, such as fluctuations in oil and natural gas prices and production, the availability of alternative energy sources and the application of government regulation.

The loss of one or more purchasers could, among other factors, limit our access to suitable markets for the oil and natural gas we produce.

We depend upon a limited number of customers for the sale of most of our oil and natural gas production. During the year ended December 31, 2015, we sold approximately 90% and 10% of our oil production to Shell and Marathon Oil Corporation, respectively, 76% and 24% of our natural gas liquids production to MarkWest and Antero Resources, respectively, and 79%, 14% and 5% of our natural gas production to BP, DTE Energy Trading, Inc. and Hess, respectively. The loss of one or more of these purchasers could, among other factors, limit our access to suitable markets for the oil and natural gas we produce. If a purchaser is unable to satisfy its contractual obligations, we may be unable to sell such production to other customers on terms we consider acceptable. Further, the inability of one or more of our customers to pay amounts owed to us could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our method of accounting for oil and natural gas properties may result in impairment of asset value.

We use the full cost method of accounting for oil and natural gas operations. Accordingly, all costs, including nonproductive costs and certain general and administrative costs associated with acquisition, exploration and development of oil and natural gas properties, are capitalized. Net capitalized costs are limited to the estimated future net revenues, after income taxes, discounted at 10% per year, from proven oil and natural gas reserves and the cost of the properties not subject to amortization. Such capitalized costs, including the estimated future development costs and site remediation costs, if any, are depleted by an equivalent units-of-production method, converting natural gas to barrels at the ratio of six Mcf of natural gas to one barrel of oil.

Companies that use the full cost method of accounting for oil and gas properties are required to perform a ceiling test each quarter. The test determines a limit, or ceiling, on the book value of the oil and gas properties. Net capitalized costs are limited to the lower of unamortized cost net of deferred income taxes or the cost center ceiling. The cost center ceiling is defined as the sum of (a) estimated future net revenues, discounted at 10% per annum, from proved reserves, based on the 12-month unweighted arithmetic average of the first-day-of-the-month prices for 2015, 2014 and 2013 adjusted for any contract provisions or financial derivatives, if any, that hedge oil and natural gas revenue, excluding the estimated abandonment costs for properties with asset retirement obligations recorded on the balance sheet, (b) the cost of properties not being amortized, if any, and (c) the lower of cost or market value of unproved properties included in the cost being amortized, less income tax effects related to differences between the book and tax basis of the oil and natural gas properties. If the net book value reduced by the related net deferred income tax liability exceeds the ceiling, an impairment or noncash writedown is required. A ceiling test impairment can give us a significant loss for a particular period. Once incurred, a write down of oil and natural gas properties is not reversible at a later date, even if oil or gas prices increase. As a result of the decline in commodity prices, we recognized a ceiling test impairment of $1.4 billion for the year ended December 31, 2015 and $601.8 million for the nine months ended September 30, 2016. If prices of oil, natural gas and natural gas liquids decline, we may be required to further write down the value of our oil and natural gas properties, which could negatively affect our results of operations. We believe we may record an additional impairment on proved oil and natural gas properties for the fiscal quarter ending December 31, 2016.

Our use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of our drilling operations.

Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, our drilling activities may not be successful or economical.

We are exposed to fluctuations in the price of natural gas and oil. Although we have hedged a portion of our estimated 2016 production, we may still be adversely affected by continuing and prolonged declines in the price of natural gas and oil.

We use fixed price swaps to reduce price volatility associated with certain of our oil and natural gas sales, but these hedges may be inadequate to protect us from continuing and prolonged declines in the price of oil and natural gas. For information regarding these fixed price swaps, see “Quantitative and Qualitative Disclosures about Market Risk” included in our most recent Annual Report on Form 10-K incorporated by reference herein. Such arrangements may expose us to risk of financial loss in certain circumstances, including instances where production is less than expected or oil and natural gas prices increase. Further, to the extent that the price of oil and natural gas remains at current levels or declines further, we will not be able to hedge future production at the same level as our current hedges, and our results of operations and financial condition would be negatively impacted.

Our hedging transactions expose us to counterparty credit risk.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make them unable to perform under the terms of the derivative contract and we may not be able to realize the benefit of the derivative contract.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Loss of our information and computer systems could adversely affect our business.

We are dependent on our information systems and computer based programs, including our well operations information, seismic data, electronic data processing and accounting data. If any of such programs or systems were to fail or create erroneous information in our hardware or software network infrastructure, whether due to cyber attack or otherwise, possible consequences include our loss of communication links, inability to find, produce, process and sell oil and natural gas and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Any such consequence could have a material adverse effect on our business.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain exploration, development, production, and processing activities. For example, we depend on digital technologies to interpret seismic data, manage drilling rigs, production equipment and gathering systems, conduct reservoir modeling and reserves estimation, and process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems, networks, and those of its vendors, suppliers and other business partners, may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of its business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. We do not maintain specialized insurance for possible liability resulting from a cyber attack on our assets that may shut down all or part of our business.

Risks Related to Our Indebtedness

Our substantial level of indebtedness could adversely affect our business, financial condition, results of operations and prospects.

As of September 30, 2016, on an as adjusted basis after giving effect to the issuance of the 6.000% Notes, the purchase or redemption of all of our then outstanding 7.750% Senior Notes due 2020, or the 7.750% Notes, with the net proceeds therefrom and the issuance of the notes offered in the concurrent notes offering, we would have had total indebtedness (net of associated accrued discount and premiums and unamortized debt issuance costs) of approximately $1.6 billion, including $350.0 million attributable to our outstanding 6.625% Notes, $650.0 million attributable to our outstanding 6.000% Notes and $600.0 million attributable to the notes offered in the concurrent notes offering. As of September 30, 2016, on a historical basis, we had borrowing base availability of $493.0 million under our secured revolving credit facility after giving effect to an aggregate of $207.0 million of letters of credit and no outstanding borrowings.

Our outstanding indebtedness could have important consequences to you, including the following:

•	our high level of indebtedness could make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in a default under our secured revolving credit facility or the indentures relating to the 6.625% Notes and the 6.000% Notes;

•	the restrictions imposed on the operation of our business by the terms of our debt agreements may hinder our ability to take advantage of strategic opportunities to grow our business;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes may be impaired, which could be exacerbated by further volatility in the credit markets;

•	we must use a substantial portion of our cash flow from operations to pay interest on our indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business; and

•	we may be vulnerable to interest rate increases, as our borrowings under our secured revolving credit facility are at variable interest rates.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, if we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest. More specifically, the lenders under our secured revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or litigation.

Any significant reduction in our borrowing base under our secured revolving credit facility as a result of the periodic borrowing base redeterminations or otherwise may negatively impact our ability to fund our operations, and we may not have sufficient funds to repay borrowings under our secured revolving credit facility if required as a result of a borrowing base redetermination.

Availability under our secured revolving credit facility is currently subject to a borrowing base of $700.0 million. As of September 30, 2016, we had no balance outstanding under our revolving credit facility and total funds available for borrowing, after giving effect to an aggregate of $207.0 million of outstanding letters of credit, were $493.0 million. The borrowing base is subject to scheduled semiannual and other elective collateral borrowing base redeterminations based on our oil and natural gas reserves and other factors. In connection with this offering, we entered into a seventh amendment to our senior secured revolving credit facility, providing, among other amendments, that any future issuance of senior notes will reduce the borrowing base under our senior secured revolving credit facility by 25% of the amount of such issuance (net of any proceeds used to repurchase or redeem senior notes). Subsequent to the launch of this offering, we intend to ask our lenders to waive the automatic reduction in our borrowing base of $150.0 million that would otherwise be triggered by this offering. While the administrative agent under our senior secured revolving credit facility has informed us that it supports that waiver and will recommend it to the other lenders, there can be no assurance the requisite approvals will be received.

As of September 30, 2016, we had no borrowings under our secured revolving credit facility. However, we intend to borrow under our secured revolving credit facility in the future. Any significant reduction in our borrowing base as a result of such borrowing base redeterminations or otherwise may negatively impact our liquidity and our ability to fund our operations and, as a result, may have a material adverse effect on our financial position, results of operation and cash flow. Further, if the outstanding borrowings under our secured revolving credit facility were to exceed the borrowing base as a result of any such redetermination, we would be required to repay the excess. We may not have sufficient funds to make such repayments. If we do not have sufficient funds and we are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets. Any such sale could have a material adverse effect on our business and financial results.

Servicing our indebtedness requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial indebtedness.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the notes offered in the concurrent offering, the 6.000% Notes and the 6.625% Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying capital expenditures, selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. However, we cannot assure you that undertaking alternative financing plans, if necessary, would allow us to meet our debt obligations. In the absence of such cash flows, we could have substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations.

Our existing debt agreements restrict, and the indenture governing the notes offered in the concurrent notes offering will restrict, our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair, and proceeds that we do receive may not be adequate to meet any debt service obligations then due. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at the time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and have an adverse effect on our financial condition.

We may still be able to incur substantial additional indebtedness in the future, which could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our existing debt agreements restrict, and the indenture governing the notes offered in the concurrent notes offering will restrict, but in each case do not completely prohibit, us from doing so. As of September 30, 2016, our borrowing base under our secured revolving credit facility was set at $700.0 million. As of that date, we had no balance outstanding under our revolving credit facility and total funds available for borrowing, after giving effect to an aggregate of $207.0 million of outstanding letters of credit, were $493.0 million. Subsequent to the launch of the concurrent notes offering, we intend to ask our lenders to waive the automatic reduction in our borrowing base of $150.0 million that would otherwise be triggered by the concurrent notes offering. In addition, our existing debt agreements allow us, and the indenture governing the notes offered in the concurrent notes offering will allow us, to issue additional notes under certain circumstances which will also be guaranteed by the guarantors. Our existing debt agreements allow, and the indenture governing the notes offered in the concurrent notes offering will allow, us to incur certain other additional secured debt and will allow our subsidiaries that do not guarantee the notes offered in the concurrent notes offering to incur additional debt. In addition, our existing debt agreements do not, and the indenture governing the notes offered in the concurrent notes offering will not, prevent us from incurring other liabilities that do not constitute indebtedness. If new debt or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Restrictive covenants in our existing debt agreements and in future debt instruments may restrict our ability to pursue our business strategies.

Our existing debt agreements limit and the terms of any future indebtedness may limit, our ability, among other things, to:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	declare or pay dividends or make distributions on our capital stock;

•	prepay or amend the terms of indebtedness;

•	sell assets including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens;

•	engage in business other than the oil and gas business; and

•	designate certain of our subsidiaries as unrestricted subsidiaries.

The restrictions contained in these agreements could limit our ability to plan for, or react to, market conditions, meet capital needs, make acquisitions or otherwise restrict our activities or business plans.

We may be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants contained in our existing debt agreements. In addition, our secured revolving credit facility requires us to maintain certain financial ratios and tests. The requirement that we comply with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures or withstand a continuing or future downturn in our business.

A breach of any of these restrictive covenants could result in a default under the agreement governing our secured revolving credit facility or the indentures that govern the 6.625% Notes or the 6.000% Notes. If a default occurs, the lenders under our secured revolving credit facility, the holders of the 6.625% Notes, the holders of the 6.000% Notes or all of them, may elect to declare all debt outstanding under such agreements, together with accrued interest and other amounts, to be immediately due and payable, which would result in an event of default under the indenture that will govern the notes offered in the concurrent notes offering. The lenders under our secured revolving credit facility will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our secured revolving credit facility will also have the right to proceed against the collateral granted to them to secure the indebtedness. If the indebtedness under our secured revolving credit facility or our outstanding 6.625% Notes or 6.000% Notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness.

Our borrowings under our secured revolving credit facility expose us to interest rate risk.

Our earnings are exposed to interest rate risk associated with borrowings under our secured revolving credit facility. Our secured revolving credit facility is structured under floating rate terms, as advances under this facility may be in the form of either base rate loans or eurodollar loans. As such, our interest expense is sensitive to fluctuations in the prime rate in the U.S. or, if eurodollar rates are elected, the eurodollar rates. At September 30, 2016, we had no variable interest rate borrowings outstanding; therefore, an increase in interest rates would not have impacted our interest expense. However, any increase in our interest rate at the time we do have variable interest rate borrowings outstanding under our secured revolving credit facility will increase our costs, which may have a material adverse effect on our results of operations and financial condition. As of September 30, 2016, we did not hedge our interest rate risk.

If we experience liquidity concerns, we could face a downgrade in our debt ratings which could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.

Our ability to obtain financings and trade credit and the terms of any financings or trade credit are, in part, dependent on the credit ratings assigned to our debt by independent credit rating agencies. We cannot provide assurance that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances so warrant. Factors that may impact our credit ratings include debt levels, planned asset purchases or sales and near-term and long-term production growth opportunities, liquidity, asset quality, cost structure, product mix and commodity pricing levels. A ratings downgrade could adversely impact our ability to access financings or trade credit and increase our borrowing costs.

Risks Related to Our Common Stock and this Offering

If our quarterly revenues and operating results fluctuate significantly, the price of our common stock may be volatile.

Our revenues and operating results may in the future vary significantly from quarter to quarter. If our quarterly results fluctuate, it may cause our stock price to be volatile. We believe that a number of factors could cause these fluctuations, including:

•	changes in oil and natural gas prices;

•	changes in production levels;

•	changes in governmental regulations and taxes;

•	geopolitical developments;

•	the level of foreign imports of oil and natural gas; and

•	conditions in the oil and natural gas industry and the overall economic environment.

Because of the factors listed above, among others, we believe that our quarterly revenues, expenses and operating results may vary significantly in the future and that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

We do not currently pay dividends on our common stock and do not anticipate doing so in the future.

We have paid no cash dividends on our common stock, and we may not pay cash dividends on our common stock in the future. We intend to retain any earnings to fund our operations. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, the terms of our credit agreement prohibit the payment of any dividends to the holders of our common stock.

A change of control could limit our use of net operating losses.

As of September 30, 2016, we had a net operating loss, or NOL, carry forward of approximately $138.0 for federal income tax purposes. Transfers of our stock in the future could result in an ownership change. In such a case, our ability to use the NOLs generated through the ownership change date could be limited. In general, the amount of NOLs we could use for any tax year after the date of the ownership change would be limited to the value of our stock (as of the ownership change date) multiplied by the long-term tax-exempt rate.

This offering and future sales of our common stock may depress our stock price.

We have registered our common stock under a registration statement filed with the SEC. Sales of these shares of our common stock in the public market, including the shares sold in this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, sales by certain of our stockholders of their shares could impair our ability to raise capital through the sale of common or preferred stock. As of December 13, 2016, there were 125,479,816 shares of our common stock issued and outstanding, excluding 620,996 shares of unvested restricted stock awarded under our 2013 Restated Stock Incentive Plan.

We could issue preferred stock which could be entitled to dividend, liquidation and other special rights and preferences not shared by holders of our common stock or which could have anti-takeover effects.

We are authorized to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share. Shares of preferred stock may be issued from time to time in one or more series as our board of directors, by resolution or resolutions, may from time to time determine each such series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions, if any, of each such series of preferred stock may differ from those of any and all other series of preferred stock at any time outstanding, and, subject to certain limitations of our certificate of incorporation and the Delaware General Corporation Law our board of directors may fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of each such series of preferred stock. The issuance of any such preferred stock could materially adversely affect the rights of holders of our common stock and, therefore, could reduce the value of our common stock.

In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party. The ability of our board of directors to issue preferred stock could discourage, delay or prevent a takeover of us, thereby preserving control of the company by the current stockholders.

The existence of some provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of our company difficult. See “Description of Our Capital Stock—Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws” contained in the accompanying prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 29,000,000 shares of our common stock in this offering will be approximately $786.9 million, after deducting the underwriting discounts and commissions and estimated offering expenses, based on an assumed offering price of $27.91 per share (the last reported price for our common stock on the NASDAQ Global Select Market on December 13, 2016), or approximately $905.0 million if the underwriters exercise the option granted by us in full. We intend to use these net proceeds and the proceeds from our concurrent notes offering primarily to fund the cash portion of the purchase price for the Pending Acquisition described under the caption “Prospectus Supplement Summary—Recent Developments—Pending Acquisition” and for general corporate purposes, including the funding of our capital development plans. There can be no assurance that we will complete the Pending Acquisition on the terms described herein or at all. If the Pending Acquisition is not consummated, or to the extent that the purchase price for the Pending Acquisition is reduced due to a purchase price adjustment under the purchase agreement, we intend to use any such net proceeds, which otherwise would have been used to fund a portion of the purchase price for the Pending Acquisition, for general corporate purposes, including the funding of a portion of our capital development plans. Certain of the underwriters or their affiliates may also be initial purchasers in the concurrent notes offering.

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents and capitalization as of September 30, 2016:

•	on an actual basis;

•	as adjusted to give effect to (i) the issuance of the 6.000% Notes and related repurchase or redemption of the 7.750% Notes with the net proceeds thereof and cash on hand, (ii) the sale of 29,000,000 shares of our common stock and our receipt of an estimated $786.9 million of net proceeds from this offering, assuming no exercise of the underwriters’ option to purchase 4,350,000 shares of our common stock after deducting underwriting discounts and commissions and estimated offering expenses, which net proceeds are reflected in the as adjusted column in cash and cash equivalents, and (iii) our concurrent notes offering, with the net proceeds from this offering and the concurrent notes offering reflected in the as adjusted column in cash and cash equivalents; and

•	as further adjusted to give further effect to the use of the net proceeds from this offering and the concurrent notes offering to fund the cash portion of the purchase price for the Pending Acquisition and the issuance of approximately 18.8 million shares of our common stock to Vitruvian in the Pending Acquisition.

You should read this table in conjunction with the information contained in “Use of Proceeds,” and the information contained in our audited consolidated financial statements and notes thereto, our unaudited consolidated financial statements and notes thereto and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, which are incorporated by reference herein.

	As of September 30, 2016
	Actual	As adjusted	As further adjusted
	(in thousands)
Cash and cash equivalents	$364,276	$1,757,024	$407,024

Long-term debt (including current maturities):
Secured revolving credit facility(1)	$—	$—	$—
7.750% Senior Notes due 2020	600,000	—	—
6.625% Senior Notes due 2023	350,000	350,000	350,000
6.000% Senior Notes due 2024	—	650,000	650,000
Notes issued in concurrent notes offering	—	600,000	600,000
Net unamortized original issue premium (discount)	10,777	—	—
Net unamortized debt issuance costs	(16,006)	(25,586)	(25,586)
Construction loan	16,499	16,499	16,499

Total	961,270	1,590,913	1,590,913

Preferred stock, $.01 par value; 5,000,000 authorized, 30,000 authorized as redeemable 12% cumulative preferred stock, Series A; 0 issued and outstanding	—	—	—
Stockholders’ equity:
Common stock—$.01 par value, 200,000,000 authorized, 125,453,533 issued and outstanding actual; 154,453,533 issued and outstanding as adjusted; and 173,282,109 issued and outstanding as further adjusted(2)	1,253	1,543	1,731
Paid-in-capital	3,245,393	4,031,985	4,531,796
Accumulated other comprehensive loss	(50,816)	(50,816)	(50,816)
Retained deficit	(1,470,710)	(1,494,487)	(1,494,487)

Total stockholders’ equity	1,725,120	2,488,225	2,988,225

Total capitalization	$2,686,390	$4,079,138	$4,579,138

(1)	As of September 30, 2016 no borrowings and $207.0 million of letters of credit were outstanding under our secured revolving credit facility. Availability under our secured revolving credit facility is currently subject to a borrowing base of $700.0 million. We entered into a seventh amendment to our senior secured revolving credit facility, providing, among other amendments, that any future issuance of senior notes will reduce the borrowing base under our senior secured revolving credit facility by 25% of the amount of such issuance (net of any proceeds used to repurchase or redeem senior notes). Subsequent to the launch of this offering, we intend to ask our lenders to waive the automatic reduction in our borrowing base of $150.0 million that would otherwise be triggered by this offering. While the administrative agent under our senior secured revolving credit facility has informed us that it supports that waiver and will recommend it to the other lenders, there can be no assurance the requisite approvals will be received.

(2)	In connection with the closing of the Pending Acquisition, we expect to issue approximately 18.8 million shares of common stock to Vitruvian.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on The NASDAQ Global Select Market under the symbol “GPOR.” The following table includes the high and low sales prices for our common stock as reported on The NASDAQ Global Select Market for the periods presented.

	Price Range of Common Stock
	High	Low
2014
First Quarter	$71.35	$52.28
Second Quarter	75.75	58.90
Third Quarter	65.18	51.59
Fourth Quarter	56.72	36.56

2015
First Quarter	$48.60	$35.00
Second Quarter	52.28	39.29
Third Quarter	40.59	28.97
Fourth Quarter	36.12	20.21

2016
First Quarter	$31.05	$21.00
Second Quarter	$34.67	$26.00
Third Quarter	$32.50	$25.34
Fourth Quarter (through December 13, 2016)	$30.37	$22.59

The closing price of our common stock on The NASDAQ Global Select Market on December 13, 2016 was $27.91 per share.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. In addition, our existing credit facility and the senior note indentures limit our ability to pay dividends and make other distributions.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. This discussion deals only with common stock purchased in this offering that is held as a capital asset by a non-U.S. holder. Except as modified for estate tax purposes, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income and estate tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined under the Internal Revenue Code of 1986, as amended, or the Code) have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

An individual may generally be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based upon provisions of the Code, the U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, even retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed herein. This discussion does not address all aspects of U.S. federal income and estate taxation and does not deal with other U.S. federal tax laws (such as gift tax laws) or foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this discussion does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	certain former U.S. citizens or residents;

•	shareholders that hold our common stock as part of a straddle, constructive sale transaction, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	shareholders that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	shareholders that are partnerships or entities treated as partnerships for U.S. federal income tax purposes or other pass-through entities or owners thereof;

•	“Controlled Foreign Corporations;”

•	“Passive Foreign Investment Companies;”

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities or foreign currencies; and

•	traders in securities that use a mark-to-market method of accounting for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your tax advisor.

Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate and gift tax laws to their particular situation as well as the applicability and effect of any state, local or foreign tax laws or tax treaties.

Distributions on Common Stock

We do not expect to pay any cash distributions on our common stock in the foreseeable future. However, in the event we do make such cash distributions, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If any such distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “Gain on Disposition of Common Stock.” Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States will be subject to U.S. withholding tax at a 30% rate, or if an income tax treaty applies, a lower rate specified by the treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide to the withholding agent Internal Revenue Service, or IRS, Form W-8BEN or W-8BEN-E, as applicable (or applicable substitute or successor form), properly certifying eligibility for the reduced rate.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty so requires, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (as defined under the Code). In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements (which may generally be met by providing an IRS Form W-8ECI). In addition, a “branch profits tax” may be imposed at a 30% rate (or a lower rate specified under an applicable income tax treaty) on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies and so requires, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States, in which case, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons (as defined under the Code), and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements, in which case, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S. source capital losses; or

•	we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We have not determined whether we are currently a USRPHC for United States federal income tax purposes, but we believe we currently may be a USRPHC. If we are or become a USRPHC, a non-U.S holder nonetheless will not be subject to U.S. federal income tax or withholding in respect of any gain realized on a sale or other disposition of our common stock so long as (i) our common stock continues to be “regularly traded on an established securities market” for U.S. federal income tax purposes (as it currently is) and (ii) such non-U.S. holder does not actually or constructively own, at any time during the applicable period described in the third bullet point, above, more than 5% of our outstanding common stock. Accordingly, a non-U.S holder who actually or constructively owns more than 5% of our common stock would be subject to U.S. federal income tax and withholding in respect of any gain realized on any sale or other disposition of common stock (taxed in the same manner as gain that is effectively connected income, except that the branch profits tax would not apply). Non-U.S. holders should consult their own advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding Tax

Dividends paid to you will generally be subject to information reporting and may be subject to U.S. backup withholding. You will be exempt from backup withholding if you properly provide an IRS Form W-8BEN, or W-8BEN-E or W-8ECI certifying under penalties of perjury that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption. Copies of the information returns reporting such dividends and the tax withheld with respect to such dividends also may be made available to the tax authorities in the country in which you reside.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you receive payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless you properly provide an IRS Form W-8BEN, W-8BEN-E or W-8ECI certifying under penalties of perjury that you are a non-U.S. person (and the payor does not have actual knowledge or reason to know that you are a United States person, as defined under the Code) or you otherwise establish an exemption. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that has certain relationships with the United States unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. You may obtain a refund or credit of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act, or FATCA, a 30% withholding tax will generally apply to dividends on, or gross proceeds from the sale or other disposition of, common stock paid to a foreign financial institution unless the foreign financial institution (i) enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, (ii) is resident in a country that has entered into an intergovernmental agreement with the United States in relation to such withholding and information reporting and the financial entity complies with related information reporting requirements of such country, or (iii) qualifies for an exemption from these rules. A foreign financial institution generally is a foreign entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) as a substantial portion of its business, holds financial assets for the benefit of one or more other persons, or (iii) is an investment entity that, in general, primarily conducts as a business on behalf of customers trading in certain financial instruments, individual or collective portfolio management or otherwise investing, administering, or managing funds, money or certain financial assets on behalf of other persons. In addition, FATCA generally imposes a 30% withholding tax on the same types of payments to a non-financial foreign entity unless the entity certifies that it does not have any substantial U.S. owners, furnishes identifying information regarding each substantial U.S. owner, or otherwise qualifies for an exemption from these rules. In either case, such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. FATCA’s withholding obligations generally will apply to payments of dividends on our common stock, and to payments of gross proceeds from the sale or other disposition of our common stock made on or after January 1, 2019.

The final Treasury regulations and subsequent guidance provide detailed guidance regarding the reporting, withholding and other obligations under FATCA. Investors should consult their tax advisors regarding the possible impact of the FATCA rules on their investment in our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated December , 2016, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, and each of the underwriters has agreed, severally and not jointly, to purchase from us the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	29,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 4,350,000 additional shares at the initial public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $         per share. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option

Underwriting Discounts and Commissions	$	$	$	$

We estimate that our out of pocket expenses for this offering will be approximately $250,000.

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus supplement.

Our executive officers and directors have agreed that, subject to certain exceptions, including, among others, the right of our executive officers and directors to sell up to an aggregate of 500,000 shares of common stock, as allocated by us, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 60 days after the date of this prospectus supplement.

Credit Suisse Securities (USA) LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC will consider, among other factors, our or the holder’s reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “GPOR.”

In connection with the offering, the underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. If the underwriters sell more shares than could be covered by the option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by the underwriters, or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated to selling group members that will make internet distributions on the same basis as other allocations.

Certain of the underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. In particular, affiliates of Credit Suisse Securities (USA) LLC act as lenders under our secured revolving credit facility. Certain of the underwriters or their affiliates may also be initial purchasers under our concurrent notes offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated or its affiliate is acting as our financial advisor in connection with the Pending Acquisition. The decision to underwrite shares of the common stock of the Company was made independently of the other entities with which the underwriters are affiliated, which entities had no involvement in determining whether and when to underwrite this offering or the terms of this offering. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve our securities and/or instruments. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(c)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(d)	where no consideration is or will be given for the transfer;

(e)	where the transfer is by operation of law;

(f)	as specified in Section 276(7) of the SFA; or

(g)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we provide in other documents filed by us with the SEC. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in this prospectus supplement, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 19, 2016;

•	The information specifically incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 from our definitive proxy statement on Schedule 14A, filed with the SEC on April 29, 2016;

•	Quarterly Reports on Form 10-Q for the three months ended March 31, 2016, June 30, 2016 and September 30, 2016, filed with the SEC on May 5, 2016, August 5, 2016 and November 3, 2016, respectively; and

•	our Current Reports on Form 8-K, filed with the SEC on February 25, 2016, March 15, 2016, June 14, 2016, October 6, 2016, October 13, 2016, October 19, 2016 and December 15, 2016.

In addition, we incorporate by reference the financial statements of Diamondback Energy, Inc., or Diamondback, that have been included on pages F-1 to F-54 in Diamondback’s Annual Report on Form 10-K (File No. 001-35700) filed with the SEC on February 20, 2015.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of this prospectus supplement and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus supplement and to be a part of this prospectus supplement from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 of the Exchange Act with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus supplement, unless otherwise indicated on such Form 8-K.

You may get copies of this prospectus supplement or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing to Gulfport Energy Corporation, Attention: Investor Relations, at 14313 North May Avenue, Suite 100, Oklahoma City, Oklahoma 73134, or calling (405) 242-4888.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Akin, Gump, Strauss, Hauer & Feld, L.L.P. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP.

EXPERTS

The audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements of Vitruvian II Woodford, LLC included in exhibit 99.4 of Gulfport Energy Corporation’s Current Report on Form 8-K dated December 15, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Information incorporated by reference into this prospectus supplement and the accompanying prospectus regarding estimates of our proved oil and natural gas reserves and the discounted present value of estimated future net revenue before income tax of our estimated proved reserves at December 31, 2015 is based on reports prepared by (i) NSAI with respect to our Utica Shale acreage at December 31, 2015 and our WCBB, Hackberry and Niobrara fields at each of December 31, 2015, 2014 and 2013, and (ii) Ryder Scott with respect to our Utica Shale acreage at December 31, 2014 and 2013. All of such information has been incorporated by reference herein in reliance upon the authority of such firm as experts in such matters.

Information included or incorporated by reference in this prospectus supplement regarding the estimates of proved reserves with respect to the acreage subject to the Pending Acquisition at December 31, 2015, 2014 and 2013 is based on the reports prepared by Netherland, Sewell & Associates, Inc. and, at September 30, 2016, is based on internal estimates prepared by the Seller and audited by Netherland, Sewell & Associates, Inc. All of such information has been incorporated by reference herein in reliance upon the authority of such firm as experts in such matters.

Prospectus

Common Stock

Preferred Stock

Depositary Shares

Senior Debt Securities

Subordinated Debt Securities

Guarantees of Debt Securities

By this prospectus, we may offer and sell, from time to time in one or more offerings, our common stock, preferred stock, depositary shares and senior and subordinated debt securities, and one or more of our existing and future subsidiaries, including Jaguar Resources LLC, Puma Resources, Inc., Gator Marine, Inc., Gator Marine Ivanhoe, Inc., Westhawk Minerals LLC, Gulfport Buckeye LLC and Gulfport Midstream Holdings, LLC may fully and unconditionally guarantee the principal of, and premium (if any) and interest on, such debt securities. This prospectus may also be used by the selling security holders that will be identified in an applicable prospectus supplement in connection with resales, from time to time in one or more offerings, of our common stock they hold as described in the applicable prospectus supplement. We refer to our common stock, preferred stock, depositary shares and debt securities that may be offered by us and/or selling security holders pursuant to this prospectus and any applicable prospectus supplement collectively as the “securities.”

This prospectus provides you with a general description of the securities and the general manner in which we or selling security holders will offer the securities. Each time we or selling security holders sell securities, to the extent required, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, all prospectus supplements and all other documents incorporated by reference in this prospectus before you invest in our securities.

Investing in our securities involves risks. See “Risk Factors” beginning on page 2.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “GPOR.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 14, 2016.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” (as defined in Rule 405 of the Securities Act of 1933, as amended, or the Securities Act) using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and/or sell any combination of the securities described in this prospectus, and the selling security holders to be identified in an applicable prospectus supplement, may, from time to time, resell our common stock they hold as described in the applicable prospectus supplement, in each case in one or more offerings. This prospectus provides you with a general description of the securities we and/or selling security holders may offer. This prospectus does not contain all the information set forth in the registration statement as permitted by the rules of the SEC. Each time we or selling security holders sell securities, to the extent required, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. That prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described in this prospectus under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.”

You should rely only on the information contained in this prospectus and in any applicable prospectus supplement, including any information incorporated by reference. Neither we nor the selling security holders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate at any date other than as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the cover page of such documents.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

When used in this prospectus or in any supplement to this prospectus, the terms “Gulfport,” the “Company,” “we,” “our” and “us” refer to Gulfport Energy Corporation and its subsidiaries, unless otherwise indicated or the context otherwise requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this prospectus and the documents incorporated by reference into this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as estimated future net revenues from oil and gas reserves, future capital expenditures (including the amount and nature thereof), drilling activity, production, expenses, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of our business and operations, plans, references to future success, references to intentions as to future matters and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including those discussed under the heading “Risk Factors” in this prospectus and in any prospectus supplement and those discussed in the documents incorporated by reference into this prospectus. Consequently, all of the forward-looking statements made in this prospectus, and the documents incorporated by reference into this prospectus and any prospectus supplement, are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if realized, that they will have the expected consequences to or effects on us, our business or operations. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.

OUR COMPANY

We are an independent oil and natural gas exploration and production company focused on the exploration, exploitation, acquisition and production of natural gas, crude oil and natural gas liquids in the United States. Our corporate strategy is to internally identify prospects, acquire lands encompassing those prospects and evaluate those prospects using subsurface geology and geophysical data and exploratory drilling. Using this strategy, we have developed an oil and natural gas portfolio of proved reserves, as well as development and exploratory drilling opportunities on high potential conventional and unconventional oil and natural gas prospects. Our principal properties are located in the Utica Shale in Eastern Ohio and along the Louisiana Gulf Coast in the West Cote Blanche Bay, or WCBB, and Hackberry fields. In addition, we have producing properties in the Niobrara Formation of Northwestern Colorado and the Bakken Formation. We also hold a significant acreage position in the Alberta oil sands in Canada through our interest in Grizzly Oil Sands ULC, or Grizzly, and an interest in an entity that operates in Southeast Asia, including the Phu Horm gas field in Thailand. We seek to achieve reserve growth and increase our cash flow through our annual drilling programs.

Our principal executive offices are located at 14313 North May Avenue, Suite 100, Oklahoma City, Oklahoma 73134, and our telephone number is (405) 848-8807. Our website address is www.gulfportenergy.com. Information contained on our website does not constitute a part of this prospectus or any prospectus supplement.

ABOUT THE SUBSIDIARY GUARANTORS

One or more of our existing and any future subsidiaries may jointly and severally, fully and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. Financial information concerning our guarantor subsidiaries and non-guarantor subsidiaries, if any, is included in our consolidated financial statements filed as a part of our periodic reports filed pursuant to the Exchange Act to the extent required by the rules and regulations of the SEC. Additional information concerning our subsidiaries and us is, or will be, as the case may be, included in the reports and other documents incorporated by reference in this prospectus or any applicable prospectus supplement. See “Where You Can Find More Information.”

RISK FACTORS

Investment in our securities involves certain risks. You should carefully consider the factors contained in our annual report on Form 10-K for the fiscal year ended December 31, 2015 under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates” and in any other filings we made with the SEC prior to the filing of this prospectus, including those incorporated by reference into this prospectus, under the heading “Risk Factors” before investing in our securities. You should also consider similar information contained in any annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K or other document filed by us with the SEC after the date of this prospectus before deciding to invest in our securities. We will also include in any prospectus supplement a description of any other risk factors applicable to an offering contemplated by such prospectus supplement. Additional risks and uncertainties not known to us or that we view as immaterial may also impair our business operations. Any of these risks could materially and adversely affect our business, financial condition, results of operations and cash flows and could result in a loss of all or part of your investment.

USE OF PROCEEDS

Unless the applicable prospectus supplement indicates otherwise, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including without limitation repaying or refinancing all or a portion of our existing short-term and long-term debt, making acquisitions of assets, businesses or securities, capital expenditures and for working capital. The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other capital. Pending any specific application of the net proceeds, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities or guaranteed obligations of the United States or its agencies.

Unless the applicable prospectus supplement indicates otherwise, we will not receive any proceeds from the sale of securities by selling security holders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. We have calculated the ratio of earnings to fixed charges by dividing the sum of income from continuing operations plus fixed charges by fixed charges. Fixed charges consist of interest expense and capitalized interest. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we have no preferred stock outstanding as of the date of this prospectus. You should read the ratios of earnings to fixed charges together with our consolidated financial statements incorporated by reference into this prospectus. The financial measures used in this table may not be comparable to similarly titled financial measures used in our various agreements, including our secured revolving credit facility and the indenture that governs our outstanding senior notes.

	Nine Months Ended September 30, 2016		Nine Months Ended September 30, 2015		Year Ended December 31,
					2015		2014	2013	2012	2011
Ratio of earnings to fixed charges	N/A	(1)	N/A	(1)	N/A	(1)	12.9	11.2	14.2	78.4

(1)	Earnings for the year ended December 31, 2015 and the nine months ended September 30, 2015 and 2016 were insufficient to cover fixed charges by $1.5 billion; $660.3 million and $796.9 million, respectively.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

General

We may issue debt securities in one or more series. When used in this Description of Debt Securities and Guarantees section, unless we state otherwise or the context clearly indicates otherwise, references to “the Company,” “Gulfport,” “we,” “us” and “our” refer only to Gulfport Energy Corporation.

We may issue senior or subordinated debt securities. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus, by owning a debt security, you will be one of our unsecured creditors.

The senior debt securities will constitute part of our senior debt, will be issued under our senior debt indenture described below and will rank equally with all of our other unsecured and unsubordinated debt.

The subordinated debt securities will constitute part of our subordinated debt, will be issued under our subordinated debt indenture described below and will be subordinate in right of payment to all of our “senior debt,” as defined in the indenture with respect to such subordinated debt securities. The prospectus supplement for any series of subordinated debt securities or the information incorporated in this prospectus by reference will indicate the approximate amount of senior debt outstanding as of the end of the then most recent fiscal quarter. Neither indenture limits our ability to incur additional senior debt or other indebtedness.

When we refer to “debt securities” in this prospectus, we mean both the senior debt securities and the subordinated debt securities.

The debt securities may have the benefit of guarantees (each, a “guarantee”) by one or more of our existing or future subsidiaries, including Jaguar Resources LLC, Puma Resources, Inc., Gator Marine, Inc., Gator Marine Ivanhoe, Inc., Westhawk Minerals LLC, Gulfport Buckeye LLC and Gulfport Midstream Holdings, LLC, specified as a guarantor (each, a “guarantor”) in the prospectus supplement for the series of such debt securities. If a guarantor issues guarantees, the guarantees will be unsecured and, if guaranteeing senior debt securities, unsubordinated or, if guaranteeing subordinated debt securities, subordinated obligations of the respective guarantors. Unless otherwise expressly stated or the context otherwise requires, as used in this section, the term “guaranteed debt securities” means debt securities that, as described in the prospectus supplement relating thereto, are guaranteed by one or more guarantors pursuant to the applicable indenture.

The debt indentures and their associated documents, including your debt security, contain the full legal text of the matters described in this section and your prospectus supplement. We have filed forms of the indentures with the SEC as exhibits to our registration statement, of which this prospectus is a part. See “Where You Can Find More Information” in this prospectus for information on how to obtain copies of them.

This section and your prospectus supplement summarize material terms of the indentures and your debt security. They do not, however, describe every aspect of the indentures and your debt security. For example, in this section and your prospectus supplement, we use terms that have been given special meaning in the indentures, but we describe the meaning for only the more important of those terms. Your prospectus supplement will have a more detailed description of the specific terms of your debt security and any applicable guarantees.

Indentures

The senior debt securities and subordinated debt securities are each governed by a document called an indenture. Each indenture is a contract between us and a trustee to be named prior to the issuance of debt securities thereunder. The indentures are substantially identical, except for certain provisions including those relating to subordination, which are included only in the indenture related to subordinated debt securities.

The trustee under each indenture has two main roles:

•	First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, which we describe later under “—Default, Remedies and Waiver of Default.”

•	Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

When we refer to “the indenture” or “the trustee” with respect to any debt securities, we mean the indenture under which those debt securities are issued and the trustee under that indenture.

Series of Debt Securities

We may issue as many distinct debt securities or series of debt securities under either indenture as we wish. This section summarizes terms of the securities that apply generally to all debt securities and series of debt securities. The provisions of each indenture allow us not only to issue debt securities with terms different from those of debt securities previously issued under that indenture, but also to “reopen” a previously issued series of debt securities and issue additional debt securities of that series. We will describe most of the financial and other specific terms of your series, whether it is a series of the senior debt securities or the subordinated debt securities, in the prospectus supplement for that series. Those terms may vary from the terms described here.

As you read this section, please remember that the specific terms of your debt security as described in your prospectus supplement will supplement and, if applicable, modify or replace the general terms described in this section. If there are any differences between your prospectus supplement and this prospectus with respect to your debt security, your prospectus supplement will control. Thus, the statements we make in this section may not apply to your debt security.

When we refer to “debt securities” or a “series of debt securities,” we mean, respectively, debt securities or a series of debt securities issued under the applicable indenture. When we refer to “your prospectus supplement,” we mean the prospectus supplement describing the specific terms of the debt security you purchase. The terms used in your prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

Amounts of Issuances

Neither indenture limits the aggregate amount of debt securities that we may issue or the number of series or the aggregate amount of any particular series. We may issue debt securities and other securities at any time without your consent and without notifying you.

The indentures and the debt securities do not limit our ability to incur other indebtedness or to issue other securities. Also, unless otherwise specified below or in your prospectus supplement, we are not subject to financial or similar restrictions by the terms of the debt securities.

Principal Amount, Stated Maturity and Maturity

Unless otherwise stated, the principal amount of a debt security means the principal amount payable at its stated maturity, unless that amount is not determinable, in which case the principal amount of a debt security is its face amount.

The term “stated maturity” with respect to any debt security means the day on which the principal amount of your debt security is scheduled to become due. The principal may become due sooner, by reason of redemption, acceleration after a default or otherwise in accordance with the terms of the debt security. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the days when other payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of a debt security without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Specific Terms of Debt Securities

Your prospectus supplement will describe the specific terms of your debt security, which will include some or all of the following:

•	the title of the series of your debt security and whether it is a senior debt security or a subordinated debt security;

•	any limit on the total principal amount of the debt securities of the same series;

•	the stated maturity;

•	the currency or currencies for principal and interest, if not U.S. dollars;

•	the price at which we originally issue your debt security, expressed as a percentage of the principal amount, and the original issue date;

•	whether your debt security is a fixed rate debt security, a floating rate debt security or an indexed debt security;

•	if your debt security is a fixed rate debt security, the yearly rate at which your debt security will bear interest, if any, and the interest payment dates;

•	if your debt security is a floating rate debt security, the interest rate basis; any applicable index currency or index maturity, spread or spread multiplier or initial base rate, maximum rate or minimum rate; the interest reset, determination, calculation and payment dates; the day count convention used to calculate interest payments for any period; the business day convention; and the calculation agent;

•	if your debt security is an indexed debt security, the principal amount, if any, we will pay you at maturity, interest payment dates, the amount of interest, if any, we will pay you on an interest payment date or the formula we will use to calculate these amounts, if any, and the terms on which your debt security will be exchangeable for or payable in cash, securities or other property;

•	if your debt security may be converted into or exercised or exchanged for common or preferred stock or other securities of the Company or debt or equity securities of one or more third parties, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at our option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion, exercise or exchange may be adjusted;

•	if your debt security is also an original issue discount debt security, the yield to maturity;

•	if applicable, the circumstances under which your debt security may be redeemed at our option or repaid at the holder’s option before the stated maturity, including any redemption commencement date, repayment date(s), redemption price(s) and redemption period(s);

•	the authorized denominations, if other than $2,000 and integral multiples of $1,000;

•	the depositary for your debt security, if other than The Depository Trust Company (“DTC”), and any circumstances under which the holder may request securities in non-global form, if we choose not to issue your debt security in book-entry form only;

•	if applicable, the circumstances under which we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes and under which we can redeem the debt securities if we have to pay additional amounts;

•	whether your debt security will be guaranteed by any guarantors and, if so, the identity of the guarantors and, to the extent the terms thereof differ from those described in this prospectus, a description of the terms of the guarantees;

•	the names and duties of any co-trustees, depositaries, authenticating agents, paying agents, transfer agents or registrars for your debt security, as applicable; and

•	any other terms of your debt security and any guarantees of your debt security, which could be different from those described in this prospectus.

Governing Law

The indentures and the debt securities (and any guarantees thereof) will be governed by New York law.

Form of Debt Securities

We will issue each debt security only in registered form, without coupons, unless we specify otherwise in the applicable prospectus supplement. In addition, we will issue each debt security in global—i.e., book-entry—form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global debt security will do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. References to “holders” in this section mean those who own debt securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries.

Unless otherwise indicated in the applicable prospectus supplement, the following is a summary of the depositary arrangements applicable to debt securities issued in global form and for which DTC acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee, and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to participants that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold those interests through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities they purchase in definitive form. These laws may impair your ability to transfer beneficial interests in a global debt security.

We will make payment of principal of, and interest and premium, if any, on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. DTC has advised us that upon receipt of any payment of principal of, or interest or premium on, a global debt security, DTC will credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective interests in the principal amount of that global debt security, as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any guarantor, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for certificated debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or has ceased to be a registered clearing agency and we do not appoint another institution to act as depositary within 90 days; or

•	we notify the trustee that we wish to terminate that global security.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for certificated debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $2,000 and multiples of $1,000. The certificated debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in certificated form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action. Additionally, those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that it is a limited-purpose trust company organized under, and a “banking organization” within the meaning of, the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in securities through electronic, computerized book-entry transfers and pledges in accounts of the participants. By doing so, DTC eliminates the need for physical movement of securities certificates. DTC’s participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of the Depository Trust & Clearing Corporation, or DTCC. DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to DTC’s book-entry system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Investors may hold interests in the debt securities outside the U.S. through the Euroclear System (“Euroclear”) or Clearstream Banking (“Clearstream”) if they are participants in those systems, or indirectly through organizations which are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include any agents. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear, the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including agents, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include any agents. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

We have provided the descriptions herein of the operations and procedures of DTC, Euroclear and Clearstream solely as a matter of convenience. These operations and procedures are solely within the control of DTC, Euroclear and Clearstream and are subject to change by them from time to time. We believe that the sources from which the information in this section and elsewhere in this prospectus concerning DTC, Euroclear, the Euroclear Operator, the Cooperative, Euroclear’s system, Clearstream and Clearstream’s system has been obtained are reliable, but neither we, any underwriters nor the trustee takes any responsibility for the accuracy of the information.

Initial settlement for the securities will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds. Secondary market trading between Euroclear Participants and/or Clearstream Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, as applicable, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear Participants or Clearstream Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear Participants and Clearstream Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of securities received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Credits or any transactions in securities settled during this processing will be reported to the relevant Euroclear or Clearstream Participants on that following business day. Cash received in Euroclear or Clearstream as a result of sales of debt securities by or through a Euroclear Participant or a Clearstream Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Redemption or Repayment

If there are any provisions regarding redemption or repayment applicable to your debt security, we will describe them in your prospectus supplement.

We or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, at our discretion, be held, resold or canceled.

Mergers and Similar Transactions

We are generally permitted under the indenture for the relevant series to merge or consolidate with another corporation or other entity. We are also permitted under the indenture for the relevant series to sell all or substantially all of our assets to another corporation or other entity. With regard to any series of debt securities, however, we may not take any of these actions unless all the following conditions, among other things, are met:

•	If the successor entity in the transaction is not the Company, the successor entity must be organized as a corporation, limited liability company, partnership or trust and must expressly assume our obligations under the debt securities of that series and the indenture with respect to that series. The successor entity may be organized under the laws of the United States, any state thereof or the District of Columbia.

•	Immediately after the transaction, no default under the debt securities of that series has occurred and is continuing. For this purpose, “default under the debt securities of that series” means an event of default with respect to that series or any event that would be an event of default with respect to that series if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. We describe these matters below under “—Default, Remedies and Waiver of Default.”

If the conditions described above are satisfied with respect to the debt securities of any series, we will not need to obtain the approval of the holders of those debt securities in order to merge or consolidate or to sell all or substantially all of our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell all or substantially all our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control of the Company but in which we do not merge or consolidate and any transaction in which we sell less than substantially all our assets.

The successor entity will be substituted for the Company with respect to the debt securities of any series and under the indenture with the same effect as if it had been an original party to the indenture, and, except in the case of a lease, the Company will be relieved from any further obligations and covenants under the indenture.

Subordination Provisions

Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on those securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the subordinated debt indenture, to all of our senior debt, as defined in the subordinated debt indenture, including all debt securities we have issued and will issue under the senior debt indenture.

The subordinated debt indenture defines “senior debt” as:

•	our indebtedness under or in respect of our credit agreement, whether for principal, interest (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, whether or not the claim for such interest is allowed as a claim in such proceeding), reimbursement obligations, fees, commissions, expenses, indemnities or other amounts; and

•	any other indebtedness permitted under the terms of that indenture, unless the instrument under which such indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the subordinated debt securities.

Notwithstanding the foregoing, “senior debt” will not include: (i) equity interests; (ii) any liability for taxes; (iii) any indebtedness to any of our subsidiaries or affiliates; (iv) any trade payables; or (v) any indebtedness incurred in violation of the subordinated debt indenture.

We may modify the subordination provisions, including the definition of senior debt, with respect to one or more series of subordinated debt securities. Such modifications will be set forth in the applicable prospectus supplement.

The subordinated debt indenture provides that, unless all principal of and any premium or interest on the senior debt has been paid in full, no payment or other distribution may be made in respect of any subordinated debt securities in the following circumstances:

•	in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets;

•	(a) in the event and during the continuation of any default in the payment of principal of and any premium and interest on any senior debt beyond any applicable grace period or (b) in the event that any event of default with respect to any senior debt has occurred and is continuing, permitting the holders of that senior debt (or a trustee) to accelerate the maturity of that senior debt, whether or not the maturity is in fact accelerated (unless, in the case of (a) or (b), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded) or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b); or

•	in the event that any subordinated debt securities have been declared due and payable before their stated maturity.

If the trustee under the subordinated debt indenture or any holders of the subordinated debt securities receive any payment or distribution that is prohibited under the subordination provisions, then the trustee or the holders will have to repay that money to the holders of the senior debt.

Even if the subordination provisions prevent us from making any payment when due on the subordinated debt securities of any series, we will be in default on our obligations under that series if we do not make the payment when due. This means that the trustee under the subordinated debt indenture and the holders of that series can take action against us, but they will not receive any money until the claims of the holders of senior debt have been fully satisfied.

The subordinated debt indenture allows the holders of senior debt to obtain a court order requiring us and any holder of subordinated debt securities to comply with the subordination provisions.

Defeasance, Covenant Defeasance and Satisfaction and Discharge

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee funds or government securities, or if so provided in your prospectus supplement, obligations other than government securities, sufficient to make payments on any series of debt securities on the dates those payments are due and payable and other specified conditions are satisfied, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of such series and all obligations of any guarantors of such debt securities will also be discharged with respect to the guarantees of such debt securities (“legal defeasance”); or

•	we will be discharged from any covenants we make in the applicable indenture for the benefit of such series and the related events of default will no longer apply to us (“covenant defeasance”).

If we defease any series of debt securities, the holders of such securities will not be entitled to the benefits of the indenture, except for our obligations to register the transfer or exchange of such securities, replace stolen, lost or mutilated securities or maintain paying agencies and hold moneys for payment in trust. In case of covenant defeasance, our obligation to pay principal of and any premium and interest on the applicable series of debt securities will also survive.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of debt securities to recognize gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Upon the effectiveness of defeasance with respect to any series of guaranteed debt securities, each guarantor of the debt securities of such series shall be automatically and unconditionally released and discharged from all of its obligations under its guarantee of the debt securities of such series and all of its other obligations under the applicable indenture in respect of the debt securities of that series, without any action by us, any guarantor or the trustee and without the consent of the holders of any debt securities.

In addition, we may satisfy and discharge all our obligations under the indenture with respect to debt securities of any series, other than our obligation to register the transfer of and exchange debt securities of that series, provided that either:

•	we deliver all outstanding debt securities of that series to the trustee for cancellation; or

•	all such debt securities not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point, we have deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such debt securities, including interest to the stated maturity or applicable redemption date.

No Personal Liability

No past, present or future director, officer, employee, incorporator, member, manager, partner (whether general or limited), unitholder or stockholder of the Company or any guarantor, as such, will have any liability for any obligations of us or any guarantor, respectively, under the debt securities or the indentures or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for issuance of the debt securities and any guarantees. The waiver may not be effective to waive liabilities under the federal securities laws.

Default, Remedies and Waiver of Default

You will have special rights if an event of default with respect to your series of debt securities occurs and is continuing, as described in this subsection.

Events of Default

Unless your prospectus supplement says otherwise, when we refer to an event of default with respect to any series of debt securities, we mean any of the following:

•	we do not pay the principal of and any premium on any debt security of that series on the due date;

•	we do not pay interest on any debt security of that series within 30 days after the due date;

•	we do not deposit a sinking fund payment with regard to any debt security of that series within 60 days after the due date, but only if the payment is required under provisions described in the applicable prospectus supplement;

•	we remain in breach of our covenants regarding mergers or sales of substantially all of our assets or any other covenant we make in the indenture for the benefit of the relevant series, for 90 days after we receive a notice of default stating that we are in breach and requiring us to remedy the breach, which notice must be sent by the trustee or the holders of at least 25% in principal amount of the relevant series of debt securities;

•	we file for bankruptcy or other events of bankruptcy, insolvency or reorganization relating to the Company occur;

•	if the debt securities of that series are guaranteed debt securities, the guarantee of the debt securities of that series by any guarantor shall for any reason cease to be, or shall for any reason be asserted in writing by such guarantor or the Company, not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated or permitted by the indenture or the debt securities of that series; or

•	if the applicable prospectus supplement states that any additional event of default applies to the series, that event of default occurs.

We may change, eliminate, or add to the events of default with respect to any particular series or any particular debt security or debt securities within a series, as indicated in the applicable prospectus supplement.

Remedies if an Event of Default Occurs

If you are the holder of a subordinated debt security, all the remedies available upon the occurrence of an event of default under the subordinated debt indenture will be subject to the restrictions on the subordinated debt securities described above under “—Subordination Provisions.”

Except as otherwise specified in the applicable prospectus supplement, if an event of default has occurred with respect to any series of debt securities and has not been cured or waived, the trustee or the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the entire principal amount of the debt securities of that series to be due immediately. Except as otherwise specified in the applicable prospectus supplement, if the event of default occurs because of events in bankruptcy, insolvency or reorganization relating to the Company, the entire principal amount of the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder.

Each of the situations described above is called an acceleration of the stated maturity of the affected series of debt securities. Except as otherwise specified in the applicable prospectus supplement, if the stated maturity of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities of that series may cancel the acceleration for the entire series.

If an event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the relevant indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the relevant indenture at the request of any holders unless the holders offer the trustee reasonable protection from costs, expenses and liability. This is called an indemnity. If the trustee is provided with an indemnity reasonably satisfactory to it, the holders of a majority in principal amount of all debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee with respect to that series. These majority holders may also direct the trustee in performing any other action under the relevant indenture with respect to the debt securities of that series.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to any debt security, all of the following must occur:

•	the holder of your debt security must give the trustee written notice that an event of default has occurred with respect to the debt securities of your series, and the event of default must not have been cured or waived;

•	the holders of not less than 25% in principal amount of all debt securities of your series must make a written request that the trustee take action because of the default, and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost, expense and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•	during those 60 days, the holders of a majority in principal amount of the debt securities of your series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of your series.

You are entitled at any time, however, to bring a lawsuit for the payment of money due on your debt security on or after its stated maturity (or, if your debt security is redeemable, on or after its redemption date).

Book-entry and other indirect owners should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities of any series may waive a default for all debt securities of that series. If this happens, the default will be treated as if it has not occurred. No one can waive a payment default on any debt security, however, without the approval of the particular holder of that debt security.

Annual Information about Defaults to the Trustee

We will furnish each trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities issued under it, or else specifying any default under the applicable indenture.

Modifications and Waivers

There are four types of changes we can make to either indenture and the debt securities or series of debt securities or any guarantees thereof issued under that indenture.

Changes Requiring Each Holder’s Approval

First, there are changes that cannot be made without the approval of each holder of a debt security affected by the change under the applicable debt indenture, including, among others:

•	changing the stated maturity for any principal or interest payment on a debt security;

•	reducing the principal amount, the amount payable on acceleration of the maturity after a default, the interest rate or the redemption price for a debt security;

•	permitting redemption of a debt security if not previously permitted;

•	impairing any right a holder may have to require purchase of its debt security;

•	impairing any right that a holder of a convertible debt security may have to convert the debt security;

•	changing the currency of any payment on a debt security;

•	changing the place of payment on a debt security;

•	impairing a holder’s right to sue for payment of any amount due on its debt security;

•	releasing any guarantor of a debt security from any of its obligations under its guarantee thereof, except in accordance with the terms of the indenture;

•	reducing the percentage in principal amount of the debt securities of any one or more affected series, taken separately or together, as applicable, and whether comprising the same or different series or less than all of the debt securities of a series, the approval of whose holders is needed to change the indenture or those debt securities or waive our compliance with the applicable indenture or to waive defaults; and

•	changing the provisions of the applicable indenture dealing with modification and waiver in any other respect, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without approval of the holder of each affected debt security.

Changes Not Requiring Approval

The second type of change does not require any approval by holders of the debt securities affected. These changes are limited to clarifications and changes that would not adversely affect any debt securities of any series in any material respect. Nor do we need any approval to make changes that affect only debt securities to be issued under the applicable indenture after the changes take effect. We may also make changes or obtain waivers that do not adversely affect a particular debt security, even if they affect other debt securities. In those cases, we do not need to obtain the approval of the holder of the unaffected debt security; we need only obtain any required approvals from the holders of the affected debt securities. We may also make changes to reflect the addition of, succession to or release of any guarantor of guaranteed debt securities otherwise permitted under the indenture. We may also make changes to conform the text of the applicable indenture or any debt securities or guarantees to any provision of the “Description of Debt Securities and Guarantees” in this prospectus or the comparable section in your prospectus supplement, to the extent such provision was intended to be a verbatim recitation of a provision of such indenture or debt securities or guarantees.

Modification of Subordination Provisions

We may not amend the indenture related to subordinated debt securities to alter the subordination of any outstanding subordinated debt securities without the written consent of each holder of senior debt then outstanding who would be adversely affected (or the group or representative thereof authorized or required to consent thereto pursuant to the instrument creating or evidencing, or pursuant to which there is outstanding, such senior debt). In addition, we may not modify the subordination provisions of the indenture related to subordinated debt securities in a manner that would adversely affect the subordinated debt securities of any one or more series then outstanding in any material respect, without the consent of the holders of a majority in aggregate principal amount of all affected series then outstanding, voting together as one class (and also of any affected series that by its terms is entitled to vote separately as a series, as described below).

Changes Requiring Majority Approval

Any other change to a particular indenture and the debt securities issued under that indenture would require the following approval:

•	If the change affects only particular debt securities within a series issued under the applicable indenture, it must be approved by the holders of a majority in principal amount of such particular debt securities; or

•	If the change affects debt securities of more than one series issued under the applicable indenture, it must be approved by the holders of a majority in principal amount of all debt securities of all such series affected by the change, with all such affected debt securities voting together as one class for this purpose and such affected debt securities of any series potentially comprising fewer than all debt securities of such series, in each case, except as may otherwise be provided pursuant to such indenture for all or any particular debt securities of any series. This means that modification of terms with respect to certain securities of a series could be effectuated without obtaining the consent of the holders of a majority in principal amount of other securities of such series that are not affected by such modification.

The same majority approval would be required for us to obtain a waiver of any of our covenants in either indenture. Our covenants include the promises we make about merging or selling substantially all of our assets, which we describe above under “—Mergers and Similar Transactions.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in a particular debt security, or in the applicable indenture as it affects that debt security, that we cannot change without the approval of the holder of that debt security as described above in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver.

We may issue particular debt securities or a particular series of debt securities, as applicable, that are entitled, by their terms, to separately approve matters (for example, modification or waiver of provisions in the applicable indenture) that would also, or otherwise, require approval of holders of a majority in principal amount of all affected debt securities of all affected series issued under such indenture voting together as a single class. Any such affected debt securities or series of debt securities would be entitled to approve such matters (a) pursuant to such special rights by consent of holders of a majority in principal amount of such affected debt securities or series of debt securities voting separately as a class and (b) in addition, as described above, except as may otherwise be provided pursuant to the applicable indenture for such debt securities or series of debt securities, by consent of holders of a majority in principal amount of such affected debt securities or series of debt securities and all other affected debt securities of all series issued under such indenture voting together as one class for this purpose. We may issue series or debt securities of a series having these or other special voting rights without obtaining the consent of or giving notice to holders of outstanding debt securities or series.

Book-entry and other indirect owners should consult their banks or brokers for information on how approval may be granted or denied if we seek to change an indenture or any debt securities or request a waiver.

Special Rules for Action by Holders

Only holders of outstanding debt securities of the applicable series will be eligible to take any action under the applicable indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction with respect to debt securities of that series. Also, we will count only outstanding debt securities in determining whether the various percentage requirements for taking action have been met. Any debt securities owned by us or any of our affiliates or surrendered for cancellation or for payment or redemption, for which money has been set aside in trust, are not deemed to be outstanding. Any required approval or waiver must be given by written consent.

In some situations, we may follow special rules in calculating the principal amount of debt securities that are to be treated as outstanding for the purposes described above. This may happen, for example, if the principal amount is payable in a non-U.S. dollar currency, increases over time or is not to be fixed until maturity.

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under either indenture. In certain limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee sets a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global debt security may be set in accordance with procedures established by the depositary from time to time. Accordingly, record dates for global debt securities may differ from those for other debt securities.

Form, Exchange and Transfer

If any debt securities cease to be issued in registered global form, they will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless we indicate otherwise in your prospectus supplement, in denominations of $2,000 and integral multiples of $1,000.

Holders may exchange their debt securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. You may not exchange your debt securities for securities of a different series or having different terms, unless your prospectus supplement and the supplemental indenture with respect to your debt securities provide for such exchange.

Holders may exchange or transfer their debt securities at the office of the trustee. They may also replace lost, stolen, destroyed or mutilated debt securities at that office. We have appointed the trustee to act as our agent for registering debt securities in the names of holders and transferring and replacing debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership. The transfer agent may require an indemnity before replacing any debt securities.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the debt securities of any series are redeemable and we redeem less than all those debt securities, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any debt security selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

If a debt security is issued as a global debt security, only DTC or other depositary will be entitled to transfer and exchange the debt security as described in this subsection because the depositary will be the sole holder of the debt security.

The rules for exchange described above apply to exchange of debt securities for other debt securities of the same series and kind. If a debt security is convertible, exercisable or exchangeable into or for a different kind of security, such as one that we have not yet issued, or for other property, the rules governing that type of conversion, exercise or exchange will be described in the applicable prospectus supplement.

Payments

We will pay interest, principal and other amounts payable with respect to the debt securities of any series to the holders of record of those debt securities as of the record dates and otherwise in the manner specified below or in the prospectus supplement for that series.

We will make payments on a global debt security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will pay directly to the depositary, or its nominee, and not to any indirect owners who own beneficial interests in the global debt security. An indirect owner’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

We will make payments on a debt security in non-global, registered form as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all other payments by check at the paying agent described below, against surrender of the debt security. All payments by check will be made in next-day funds—i.e., funds that become available on the day after the check is cashed.

Alternatively, if a non-global debt security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person or entity who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive payments on their debt securities.

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Guarantees

The debt securities of any series may be guaranteed by one or more of our existing or future subsidiaries, including Jaguar Resources LLC, Puma Resources, Inc., Gator Marine, Inc., Gator Marine Ivanhoe, Inc., Westhawk Minerals LLC, Gulfport Buckeye LLC and Gulfport Midstream Holdings, LLC. However, the applicable indenture governing the debt securities will not require that any of our existing or future subsidiaries be a guarantor of any series of debt securities and will permit the guarantors of any series of guaranteed debt securities to differ from the guarantors of any other series of guaranteed debt securities. If we issue a series of guaranteed debt securities, the identity of the specific guarantors of the debt securities of that series will be identified in the applicable prospectus supplement.

If we issue a series of guaranteed debt securities, a description of some of the terms of guarantees of those debt securities will be set forth in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, each guarantor of the debt securities of such series will fully and unconditionally guarantee, on a joint and several basis with each other guarantor, the due and punctual payment of the principal of, and premium, if any, and interest on each debt security of such series, all in accordance with the terms of such debt securities and the applicable indenture.

Notwithstanding the foregoing, unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, the applicable indenture will contain provisions to the effect that the obligations of each guarantor under its guarantees and such indenture shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such guarantor, result in the obligations of such guarantor under such guarantees and such indenture not constituting a fraudulent conveyance or fraudulent transfer under applicable law. However, there can be no assurance that, notwithstanding such limitation, a court would not determine that a guarantee constituted a fraudulent conveyance or fraudulent transfer under applicable law. If that were to occur, the court could void the applicable guarantor’s obligations under that guarantee, subordinate that guarantee to other debt and other liabilities of that guarantor or take other action detrimental to holders of the debt securities of the applicable series, including directing the holders to return any payments received from the applicable guarantor.

Unless otherwise provided in the prospectus supplement relating to a series of guaranteed debt securities, the applicable indenture will (i) provide that, upon the sale or disposition (by merger or otherwise) of any guarantor, (x) if the transferee is not an affiliate of the Company, such guarantor will automatically be released from all obligations under its guarantee of such debt securities or (y) otherwise, the transferee (if other than another guarantor) will assume the guarantor’s obligations under its guarantee of such debt securities and (ii) permit us to cause the guarantee of any guarantor of such debt securities to be released at any time if we satisfy such conditions, if any, as are specified in the prospectus supplement for such debt securities.

The applicable prospectus supplement relating to any series of guaranteed debt securities will specify other terms of the applicable guarantees.

If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by any or all of our existing or future subsidiaries, unless otherwise provided in the applicable prospectus supplement, each such guarantee will be the unsubordinated and unsecured obligation of the applicable guarantor and will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of such guarantor.

Any guarantee of any debt securities will be effectively subordinated to all existing and future secured indebtedness of the applicable guarantor, including any secured guarantees of other Company debt, to the extent of the value of the collateral securing that indebtedness. Consequently, in the event of a bankruptcy, or similar proceeding with respect to any guarantor that has provided a guarantee of any debt securities, the holders of that guarantor’s secured indebtedness will be entitled to proceed directly against the collateral that secures that secured indebtedness and such collateral will not be available for satisfaction of any amount owed by such guarantor under its unsecured indebtedness, including its guarantees of any debt securities, until that secured debt is satisfied in full. Unless otherwise provided in the applicable prospectus supplement, the indenture will not limit the ability of any guarantor to incur secured indebtedness.

If the applicable prospectus supplement relating to a series of our subordinated debt securities provides that those subordinated debt securities will have the benefit of a guarantee by any or all of our existing or future subsidiaries, unless otherwise provided in the applicable prospectus supplement, each such guarantee will be the subordinated and unsecured obligation of the applicable guarantor and, in addition to being effectively subordinated to secured debt of such guarantor, will be subordinated in right of payment to all of such guarantor’s existing and future senior indebtedness, including any guarantee of the senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior debt. See “—Subordination Provisions” above.

Paying Agents

We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global entry form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. We will specify in the prospectus supplement for your debt security the initial location of each paying agent for that debt security. We must notify the trustee of changes in the paying agents.

Notices

Notices to be given to holders of a global debt security will be given only to the depositary, in accordance with its applicable policies as in effect from time to time. Notices to be given to holders of debt securities not in global form will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Book-entry and other indirect owners should consult their banks or brokers for information on how they will receive notices.

Our Relationship with the Trustee

The prospectus supplement for your debt security will describe any material relationships we may have with the trustee with respect to that debt security.

The same financial institution may initially serve as the trustee for our senior debt securities and subordinated debt securities. Consequently, if an actual or potential event of default occurs with respect to any of these securities, the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee. For this purpose, a “potential” event of default means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is qualified in its entirety by reference to our certificate of incorporation and bylaws, each of which is incorporated by reference in this prospectus.

Common Stock

We are currently authorized to issue up to 200,000,000 shares of common stock, par value $0.01 per share, of which there were 125,479,816 shares outstanding as of December 12, 2016, excluding 620,996 shares of unvested restricted stock awarded under our 2013 Restated Stock Incentive Plan. Holders of our common stock are entitled to cast one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of our common stock are entitled to receive ratably dividends when, as and if declared by the board of directors out of funds legally available for such purpose and, upon the liquidation, dissolution or winding up of the company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. There are no redemption or sinking fund provisions that are applicable to our common stock. Subject only to the requirements of the DGCL, the board of directors may issue shares of our common stock without stockholder approval, at any time and from time to time, to such persons and for such consideration as the board of directors deems appropriate. Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully paid and nonassessable.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share. Shares of preferred stock may be issued from time to time in one or more series as the board of directors may from time to time determine, each of said series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series of preferred stock may differ from those of any and all other series of preferred stock at any time outstanding, and, subject to certain limitations of our certificate of incorporation and the DGCL, the board of directors may fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of each such series of preferred stock.

The issuance of any such preferred stock could adversely affect the rights of the holders of our common stock and therefore, reduce the value of the common stock. The ability of the board of directors to issue preferred stock could discourage, delay, or prevent a takeover of us. See “Risk Factors.”

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Some provisions of our certificate of incorporation and our bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Preferred stock.    Our certificate of incorporation permits our board of directors to authorize and issue one or more series of preferred stock, which may render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings.    Our bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or by a resolution adopted by a majority of the total number of directors the board of directors would have if there were no vacancies.

Requirements for advance notification of stockholder nominations and proposals.    Our bylaws and certificate of incorporation establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Stockholder Action By Written Consent.    Our bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by our board of directors. This provision, which may not be amended by our stockholders except by the affirmative vote of holders of at least 66-2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board of directors.

Amendment of the bylaws.    Under Delaware law, the power to adopt, amend, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board of directors the power to adopt, amend, alter or repeal our bylaws at any regular or special meeting of the board of director on the affirmative vote of a majority of the total number of directors the board of directors would have if there were no vacancies. Our stockholders may adopt, amend, alter or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 66-2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

DESCRIPTION OF DEPOSITARY SHARES

We may offer fractional interests in shares of preferred stock rather than full shares of preferred stock. In that event, depositary receipts will be issued to evidence depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock, as described in the prospectus supplement relating to the particular issue of depositary shares.

The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a depositary that is a bank or trust company, as depositary, that we select as set forth in the prospectus supplement relating to the particular issue of depositary shares. Unless otherwise specified in the prospectus supplement relating to a particular issue of depositary shares, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share, to all the rights and preferences of the shares of preferred stock represented by such depositary share, including dividend and liquidation rights and any right to convert the shares of preferred stock into common stock.

We will describe the terms of any depositary shares we offer and the related depositary agreement, as well as the terms of the shares of preferred stock represented thereby, in the prospectus supplement relating to the particular issue of depositary shares.

PLAN OF DISTRIBUTION

Initial Offering and Sale of Securities

We may, from time to time, sell, transfer or otherwise dispose of the securities offered by this prospectus or any applicable prospectus supplement on any stock exchange, market or trading facility on which such securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

We may use any one or more of the following methods when disposing of the offered securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	sales deemed to be “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the NASDAQ Global Select Market or sales made to or through a market maker other than on an exchange;

•	short sales effected after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree to sell a specified number of such common stock at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If underwriters are used to sell the securities, we will enter into an underwriting agreement or similar agreement with them at the time of the sale to them. In that event, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

To the extent required by applicable law, a prospectus supplement relating to the securities will set forth:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the number or amount of the securities involved, the purchase price of such securities and the proceeds to us from such sale;

•	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers; and

•	any securities exchanges on which the securities may be listed.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

In order to comply with the securities laws of some states, the shares sold in those jurisdictions may only be sold through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in any required prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters, dealers or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters, dealers or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise. These activities will be described in more detail in the sections entitled “Plan of Distribution” or “Underwriting” in the applicable prospectus supplement.

Sales by Selling Security Holders

Selling security holders may use this prospectus in connection with resales of common stock they hold as described in the applicable prospectus supplement. The applicable prospectus supplement will identify the selling security holders, the terms of offering of the common stock and any material relationships we have with the selling security holders. The selling security holders may include certain of our affiliates. Selling security holders may be deemed to be underwriters under the Securities Act in connection with the common stock they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise provided in a prospectus supplement, the selling security holders will receive all the proceeds from the sale of their shares of common stock. We may pay all expenses incurred with respect to the registration of the common stock owned by the selling security holders, other than underwriting fees, discounts or commissions, which will be borne by the selling security holders.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed with or incorporated by reference as part of the registration statement. We file reports, proxy and information statements and other information with the SEC. You may read any materials we have filed with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

You can also find our SEC filings on our website at www.gulfportenergy.com. The information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we provide in other documents filed by us with the SEC. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 19, 2016;

•	The information specifically incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 from our definitive proxy statement on Schedule 14A, filed on April 29, 2016;

•	Quarterly Reports on Form 10-Q for the three months ended March 31, 2016, June 30, 2016 and September 30, 2016, filed on May 5, 2016, August 5, 2016 and November 3, 2016, respectively; and

•	our Current Reports on Form 8-K, filed with the SEC on February 25, 2016, March 15, 2016 and June 14, 2016, three Current Reports on Form 8-K fled on October 6, 2016 and Current Reports filed on October 13, 2016 and October 19, 2016.

In addition, we incorporate by reference the financial statements of Diamondback Energy, Inc., or Diamondback, that have been included on pages F-1 to F-54 in Diamondback’s Annual Report on Form 10-K (File No. 001-35700) filed with the SEC on February 20, 2015.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of this prospectus will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or

Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus, unless otherwise indicated on such Form 8-K.

You may request a copy of this prospectus or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing to Gulfport Energy Corporation, Attention: Investor Relations, at 14313 North May Avenue, Suite 100, Oklahoma City, Oklahoma 73134, or calling (405) 242-4888.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities to be offered hereby offered by us and/or any selling security holders will be passed upon by Akin, Gump, Strauss, Hauer & Feld, L.L.P. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters, dealers or agents, if any, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Information incorporated by reference into this prospectus regarding estimates of our proved oil and natural gas reserves and the discounted present value of estimated future net revenue before income tax of our estimated proved reserves is based on reports prepared by (i) Netherland, Sewell & Associates, Inc. with respect to our Utica Shale acreage at December 31, 2015 and our WCBB, Hackberry and Niobrara fields at each of December 31, 2015, 2014 and 2013, and (ii) Ryder Scott with respect to our Utica Shale acreage at December 31, 2014 and 2013. All of such information has been incorporated by reference herein in reliance upon the authority of such firm as experts in such matters.